UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2010

SEC File No. 000-53834

RARE ELEMENT RESOURCES LTD.

(Exact name of registrant as specified in its charter)

325 Howe St., #410, Vancouver, British Columbia, Canada V6C 1Z7
(Address of principal executive offices)

1. Exhibit 99.1 – Notice Declaring Intention under NI44-101

2. Exhibit 99.2 – Annual Information Form for Fiscal 2009 Ended 6/30/2009

3. Exhibit 99.3 - Interim Financial Statements: Six Months Ended 12/31/2009
   Form 52-109FV2: CEO Certification of Interim Filings
   Form 52-109FV2: CFO Certification of Interim Filings
   Financial Statements: Management's Discussion/Analysis

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F
Form 20-F **xxx** Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
Yes ___ No **xxx**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Rare Element Resources Ltd. -- SEC File No. 000-53834
(Registrant)

Date: March 5, 2010

/s/ Winnie Wong
Winnie Wong, Corporate Secretary

Exhibit 99.1

NOTICE DECLARING INTENTION
TO BE QUALIFIED UNDER
NATIONAL INSTRUMENT 44-101
SHORT FORM PROSPECTUS DISTRIBUTIONS
("NI 44-101")

February 2, 2010

To: The British Columbia Securities Commission
           The Alberta Securities Commission

Rare Element Resources Ltd. (the "Issuer") intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer's intent to file a short form prospectus, to enter into a financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

RARE ELEMENT RESOURCES LTD.

Per: (signed) *"Mark T. Brown"*
           Mark T. Brown,
           Chief Financial Officer & Director

Exhibit 99.2



RARE ELEMENT RESOURCES LTD.

Annual Information Form

For the year ended June 30, 2009

February 5, 2010

TABLE OF CONTENTS

PRELIMINARY NOTES

Information Incorporated by Reference

The following documents, which have been filed with the regulatory authorities in each of the Provinces of British Columbia and Alberta, are specifically incorporated by reference and form part of this annual information form (the "Annual Information Form" or "AIF"). These documents may be accessed using the System for Electronic Documents Analysis and Retrieval ("SEDAR") at www.sedar.com:

(a)   audited consolidated financial statements for the year ended June 30, 2009, together with the auditors' report thereon dated October 16, 2009;

(b)   management's discussion and analysis (MD&A) for the year ended June 30, 2009; and

(c)   the Technical Report prepared by Alan C. Noble, P.E. of Ore Reserves Engineering in association with James G. Clark, Ph.D. L.Geo. and Donald E. Ranta, Ph.D., C.P.G. of Rare Element Resources Ltd. entitled "Technical Report on the Mineral Resources of the Bear Lodge Rare Earths Project" dated April 10, 2009, as amended and restated on April 10, 2009 and filed on SEDAR on June 29, 2009.

Date of Information

Throughout this AIF, Rare Element Resources Ltd. is referred to as the "Company" or "Rare Element". All information herein is as at June 30, 2009, being the date of the Company's most recently completed financial year, unless otherwise indicated. Other information herein is updated as necessary so as not to be misleading.

Currency

Unless otherwise specified, in this AIF all references to "dollars" or to "$" are to US dollars and all references to "CDN dollars" or to "C$" are to Canadian dollars.

Special Note Regarding Forward-Looking Statements

Statements contained in this AIF that are not historical facts are forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled "Risk Factors" in this AIF. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this AIF speak only as of the date hereof. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events other than as required by applicable law.

Forward-looking statements and other information contained herein concerning the mining industry and general expectations concerning the mining industry are based on estimates prepared by the Company using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Company is not aware of any misstatements regarding any industry data presented herein, the industries involve risks and uncertainties and are subject to change based on various factors. See "Risk Factors".

Cautionary Notes to U.S. Investors Concerning Reserve and Resource Estimates

The definitions of Proven and Probable Reserves used in National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101") differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7. Under SEC Guide 7 standards, a "Final" or "Bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into Reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this AIF and the documents incorporated by reference herein containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

GLOSSARY OF MINING TERMS

The following are abbreviations and definitions of terms used in the mining industry and in this AIF:

"Advanced Stage"
means a mineral property that has, determined through the results of exploration, substantial geological merit but is not advanced to the point where sufficient engineering and economic data exist to permit an acceptable valuation opinion

"Alkaline rocks"
means igneous rocks with a high potassium and a low silica content; fine-grained alkaline extrusive or subvolcanic rocks are commonly trachyte or phonolite

"Carbonatite"
means a carbonate rock of apparent magmatic origin, generally associated with alkaline igneous rocks

"Commercial Development"
means a decision made by the Company, after extensive engineering, economic, environmental, design and feasibility studies are completed, to proceed with the removal and recovery, for commercial profit, of ores, minerals and mineral resources from any portion of a mining property

"Cutoff grade"
is the lowest grade of mineralized material that qualifies as ore in a given deposit. It is used to define a mineral deposit that has reasonable prospects for economic extraction. In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs and reasonable metal prices

"Disseminated" or "dissemination"
is a descriptive term referring to mineral grains, which are scattered throughout a rock material

"g/t"
means grams per tonne

"ID2"
means Inverse Distance Squared, being a method of estimating mineral resources

"Indicated Mineral Resource"
is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed (This definition is set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition of Standards on Mineral Resources and Mineral Reserves.)

"Inferred Mineral Resource"
is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes (This definition is set out in the CIM Definition of Standards on Mineral Resources and Mineral Reserves.)

"m"	means metre or metres
"Measured Mineral Resource"	is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity (This definition is set out in the CIM Definition of Standards on Mineral Resources and Mineral Reserves.)
"Metallurgy"	the science and art of extraction of metals from their ores and preparing them for use
"Mineral Deposit"	means an identified in-situ mineral occurrence from which valuable or useful minerals may be recovered. Mineral deposit estimates are not precise calculations, being dependent on the interpretation of limited information on the location, shape and continuity of the occurrence of mineralization and on the available sampling results
"Mineralization"	the process by which minerals are introduced and concentrated within a host rock, and the product of this process
"Mineral Reserve"	means the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves (This definition is set out in the CIM Definition of Standards on Mineral Resources and Mineral Reserves.)
"Mineral Resource"	means a concentration or occurrence of diamonds, natural solid inorganic material, or fossilized organic material including base and precious metals, coal, diamonds or industrial minerals in or on the earth's crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge (This definition is set out in the CIM Definition of Standards on Mineral Resources and Mineral Reserves.)
"NI 43-101"	means National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators
"ppm"	means parts per million

"Probable Mineral Reserve"	means the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified (This definition is set out in the CIM Definition of Standards on Mineral Resources and Mineral Reserves.)
"Proven Mineral Reserve"	means that economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified (This definition is set out in the CIM Definition of Standards on Mineral Resources and Mineral Reserves.)
"Qualified Person"	means, under NI 43-101, an individual: (a) who is an engineer or geoscientist with at least five years experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) with experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a professional association that, among other things, is self-regulatory, has been given authority by statute, admits members based on their qualifications and experience, requires compliance with professional standards of competence and ethics and has disciplinary powers to suspend or expel a member
"RC"	means reverse circulation percussion drilling in which the drill hole is advanced by the hammer action of the drill bit and where the circulation of compressed air used to bring the samples to the surface is reversed to the normal to reduce sample contamination
"REE"	means rare-earth elements, including the lanthanide series of elements plus yttrium and scandium
"REO"	means the oxides of the rare-earth elements, which is an industry standard method of presenting REE assay data
"SEC Industry Guide 7"	means the mining industry guide entitled "Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations" contained in the Securities Act Industry Guides published by the United States Securities and Exchange Commission, as amended
"Technical Report"	means a report prepared and filed in accordance with NI 43-101 and Form 43-101F1 Technical Report that does not omit any material scientific and technical information in respect of the subject property as of the date of the filing of the report

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated under the *Company Act* (British Columbia) (the "B.C. Company Act") on June 3, 1999 under the name "Spartacus Capital Inc." On July 25, 2003, the name was changed to "Rare Element Resources Ltd." The Company transitioned out of the B.C. Company Act and into the *Business Corporations Act* (British Columbia) (the "BCBCA") on November 9, 2004.

Effective December 20, 2004, the Company's authorized share capital was increased from 100,000,000 common shares to an unlimited number of common shares without par value.

Effective October 8, 1999, the Company completed its initial public offering of 1,500,000 common shares at CDN$0.20 per share, raising CDN$300,000 in gross proceeds. The common shares of the Company began trading on the TSX Venture Exchange (the "TSXV") on November 15, 1999.

The Company has one wholly-owned subsidiary, incorporated under the B.C. Company Act on July 12, 1996, under the name of "Paso Rico Resources Ltd." ("Paso Rico"). Paso Rico has three wholly-owned subsidiaries:

1.   Paso Rico (USA) Inc., incorporated on August 21, 1997 in Wyoming, USA;

2.   Minera Santa Regina SA de CV, incorporated on August 7, 1991 in Mexico; and

3.   Compania Minera Real de las Lomas SA de CV, incorporated on April 18, 1991 in Mexico.

The Company is in the process of winding down its two Mexican subsidiaries.

The principal corporate offices of the Company are located at 325 Howe Street, Suite 410, Vancouver, British Columbia, Canada, V6C 1Z7. The Company's registered and records office is located at 2610 – Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1.

The Company is a reporting issuer in British Columbia and Alberta.

Intercorporate Relationships

The chart set out below illustrates the corporate structure of the Company and its material subsidiaries, the jurisdictions of incorporation and the percentage of voting securities held:



RARE ELEMENT RESOURCES LTD.
British Columbia
100%
PASO RICO RESOURCES LTD.
British Columbia
100%
100%
100%
MINERA SANTA REGINA, S.A. DE C.V.
Mexico
PASO RICO (USA) INC.
Wyoming
COMPANIA MINERA REAL DE LAS LOMAS, S.A. DE C.V.
Mexico

GENERAL DEVELOPMENT OF THE BUSINESS

Business Overview

The Company's business is the acquisition and exploration of mineral properties. The Company's principal property is the Bear Lodge property (the "Bear Lodge Property") located in northeastern Wyoming, USA. The Bear Lodge Property contains large disseminated REE deposits as well as extensive gold occurrences.

Organized as a venture capital pool company whose activities were focused on the identification and completion of a qualifying transaction, defined in accordance with the policies of the TSXV, the Company transitioned to a venture company on July 25, 2003 coincident with the completion of its qualifying transaction, comprised of a reverse takeover acquisition of Paso Rico and the completion of a private placement to raise gross proceeds of CDN$551,000. Paso Rico's main asset was an option to acquire the Bear Lodge Property through exploration expenditures on the Bear Lodge Property. The Company assumed 100% ownership of the Bear Lodge Property on August 27, 2002, subject to a 2% net smelter return ("NSR") royalty that was purchased in March 2009 for $50,000.

The Company itself is exploring the REE deposit (the "Bear Lodge Project") and, as of June 30, 2009, had expended $1,600,000 on acquisition and exploration. On June 14, 2006, pursuant to the terms of a joint venture agreement (the "Newmont Joint Venture Agreement") between Rare Element and Newmont North America Exploration Limited ("Newmont") regarding the Bear Lodge Property, the Company optioned the rights for gold exploration (the "Sundance Gold Venture") to Newmont, providing Newmont with the right to earn a 65% participating interest in the Sundance Gold Venture by spending $5,000,000 on property exploration by 2011. As of June 30, 2009, Newmont had expended $2,100,000 on the Sundance Gold Venture.

Three Year History

The following is a summary of the general development of the Company's business over the last three financial years and includes all of the key material contracts and arrangements the Company entered into during this period.

Fiscal year ended June 30, 2007

REE Exploration Activities

Drilling conducted by the Company at the Bear Lodge Property began in August 2004 and continued intermittently through October 2008. A total of 13,317 feet was completed in twelve core holes that range in depth from 943 feet to 1,886 feet. Dr. James Clark, V.P. Exploration of the Company, supervised the drilling on site during 2004, 2005, 2007, and part of 2008. In his absence during 2008, another geologist experienced in industry-standard drilling practices was on site.

Gold Exploration Activities

During fiscal 2007, Newmont conducted gold exploration drilling operations in 2007 on the Bear Lodge Property as part of its Sundance Gold Venture with the Company. The drilling was performed in September and October of 2006 and included 535 meters of core in two drill holes and 1,688 meters of RC drilling in nine holes. In 2007, drilling operations took place during June to August and again in October. One core hole was drilled to a depth of 758 feet (231 meters), and 14 RC holes were drilled with a total footage of 9,375 feet (2,857.5 meters). The drilling was conducted at the Taylor and Carbon SE targets.

Financing

On September 22, 2006, the Company closed a non-brokered private placement of 1,666,698 units at CDN$0.60 per unit for gross proceeds of CDN$1,000,021. Each unit comprised one common share and one-half of a non-transferable share purchase warrant. A whole warrant could have been exercised to purchase one additional common share of the Company at CDN$0.75 per share until March 22, 2008. 129,166 of these warrants were exercised during fiscal 2007, 700,847 warrants were exercised in fiscal 2008, and 3,336 warrants expired unexercised.

Fiscal year ended June 30, 2008

REE Exploration Activities

The Company continued its REE exploration program on the Bear Lodge Property, including the drilling of three core holes of the twelve holes noted above, under the supervision of Dr. James Clark, V.P. Exploration of the Company.

Gold Exploration Activities

Newmont's drilling activities in 2008 were limited to the deepening of Rare Element's drill hole RES08-4 from 900 feet to the total depth of 1,836 feet. Newmont's principal focus in 2008 was on geological, geochemical and geophysical studies as well as the permitting of an Environmental Assessment (the "EA") to allow flexibility for a large drilling effort on the Bear Lodge Property in 2009.

Down-hole surveys were conducted for one of the three Newmont core holes, but not for the RC drill holes. Drill hole SUN-007c (807 feet) showed no down-hole variation in azimuth, but shallowed progressively from -45° at the collar to -41.5° at the bottom of the hole (3.5° over 807 feet).

Drilling by Newmont at the Taylor and Carbon SE targets in 2006 and 2007 identified large blocks of near-surface low-grade gold mineralization. At the Taylor target, the drilling indicates that low-grade gold mineralization is spread over an extensive area of nearly 600 meters diameter, although the drill spacing is insufficient to demonstrate continuity in all but the central part of the area. The gold mineralization appears to persist to depths of about 150 meters. Strongly anomalous gold mineralization at the Carbon SE target covers an east-northeast-trending area with dimensions of about 70-meters NNW-SSE by 300-meters ENE-WSW. The mineralization appears to weaken to the SW in the area of a geophysical (IP/resistivity) anomaly, but it is open to the ENE.

Financing

On November 5, 2007, the Company completed a non-brokered private placement for gross proceeds of CDN$1,075,000. The offering consisted of 1,075,000 units at CDN$1.00 per unit. Each unit comprised one common share and one-half of a non-transferable share-purchase warrant. A whole warrant was exercisable into a common share of the Company at CDN$1.35 until May 5, 2009. All of the warrants expired unexercised.

Fiscal year ended June 30, 2009

REE Exploration Activities

From July through October 2008, the Company completed drilling four core holes to test rare-earth mineralization on the Bear Lodge Property. In February 2009, REE assay results from the four holes were released. Three of the holes were drilled into the Bull Hill Southwest target, where a historical resource had been previously estimated. The fourth hole was drilled to test an area with both REE and gold potential. Highlights of the drill program include relatively thick intercepts of rare-earth mineralization in three holes and higher grades in drill holes RES 08-1 and 08-3. REE assay values are reported by convention as the combined oxide equivalents ("REO") of the fifteen elements plus yttrium in the series. The oxide equivalents are approximately 15.6% higher than the combined metal assay values. The Bear Lodge Project contains predominantly the "light" REE (lanthanum, cerium, praseodymium, neodymium, samarium), and in particular the first four of these.

Assaying of the rare-earth elements was conducted by Activation Laboratories ("ActLabs") in their Ancaster, Ontario assay facility. The samples were prepared and subjected to lithium metaborate fusion, followed by ICP analysis and a mass spectroscopy finish. ActLabs is recognized as an internationally respected analytical laboratory with extensive experience in REE analysis.

The Company selected samples from the 2008 core drilling program for further metallurgical study and testing. Beneficiation tests were conducted on oxidized, and unoxidized, rare-earth mineralized carbonatite samples to determine the feasibility of producing commercial rare-earth products.

In April 2009, the Company completed a NI 43-101 compliant Technical Report with an inferred mineral resource estimate for the Bear Lodge Property.

Gold Exploration Activities

On March 31, 2009, pursuant to the terms of a royalty re-purchase agreement between the Company and Freeport-McMoRan Corporation ("Freeport"), the Company re-purchased the royalty interest (the "Royalty") on certain claims, which includes an area of interest on the Bear Lodge Property from Freeport, the successor company following the acquisition of Phelps Dodge Corporation Mining Division ("Phelps Dodge Corporation"). The Royalty is on all minerals produced on the claims, and the area of interest, that covers approximately six square miles in the center of the district, including both rare-earth and gold mineralization occurrences. The 50 unpatented claims with the Royalty were held previously by Freeport (under its former name of Phelps Dodge Corporation), and were transferred to a wholly-owned subsidiary of Rare Element, by way of a mineral lease and option for deed signed on March 30, 2000. Subsequently, the mineral lease and option agreement was terminated and replaced on September 30, 2002, with a production royalty of 2% NSR payable to Freeport. Rare Element repurchased the Royalty for a one-time payment of $50,000. The Company's gold and precious-metals partner, Newmont, as manager, elected for the Sundance Gold Venture to acquire the Royalty, other than as it relates to the rare earths and uranium and $27,000 was assigned to this portion of the Royalty which would be credited toward Newmont's earn in requirement under the Newmont Joint Venture Agreement.

There is a sliding scale royalty on certain state lease land due to the state of Wyoming if ore is mined from the section belonging to the state.

Newmont delayed its exploration drilling program as it was waiting for the drilling permit – see "Subsequent to year ended June 30, 2009" for more gold exploration activities. Additional geological, geochemical, and geophysical exploration was conducted by Newmont during this period.

Financing

On May 27, 2009, the Company completed a non-brokered private placement for CDN$1,500,000. The offering consisted of 2,000,000 units at CDN$0.75 per unit. Each unit comprised one common share and one-half of a non-transferable share-purchase warrant. A whole warrant is exercisable into a common share of the Company at CDN$1.00 until November 27, 2010.

Subsequent to year ended June 30, 2009

REE Exploration Activities

In July 2009, the Company reported encouraging REE metallurgical test results on oxide samples from the Bear Lodge Property. These initial metallurgical tests on near-surface oxide material, which were collected from three holes of the 2008 core drilling program, consisted of crushing to -1/4-inch, scrubbing, and screening with the finest fractions (-500 mesh) enriched in REE. The tests at various sieve sizes resulted in a range of recoveries and pre-concentrate grades. Subsequent metallurgical testing was reported in September 2009 indicating 90% recovery of the REE values in 32 weight-percent of the original material with an average grade of 13% REO in a pre-concentrate. Metallurgical testwork is continuing at Mountain State Research & Development International in Vail, Arizona. More work is planned to continue upgrading the pre-concentrates and advancing to concentrates through a variety of testing methods.

The three 2008 holes that provided samples for compositing and the testing were drilled to provide representative samples across the full width of the Bull Hill Southwest deposit, and to test the oxide zone of mineralization. The oxide zone extends from surface to depths of 300 to 500 feet. Excellent exploration potential provided encouragement that the oxide zone can be expanded considerably by step-out drilling.

In August 2009, drilling began on the resource expansion program for REE mineralization on the Bear Lodge Property. Drill-hole locations were chosen as step-offs of the known oxide mineralization, to test other high-potential targets, and to provide additional material for metallurgical testing of a suite of samples that are representative of the entire oxide portion of the rare-earth deposit.

The initial ten core holes of the drill program tested the up-dip extension of oxide mineralization of the Bull Hill Southwest resource. Expansion of the deposit upward, above the defined resource area in the uppermost portion of the oxidized carbonatite dikes, and along strike have potential to gain substantial additional tonnage of oxide mineralized material.

A number of drill holes tested the Bull Hill Northwest target, located about 300 meters (1,000 ft) northerly from the Bull Hill Southwest target, as offsets to historical Hecla drill-hole WP-2. Angle hole WP-2 intercepted nearly 56 meters (186 ft) of near-surface, high-grade REE mineralization. Assay results are pending. Other targets that require drill testing include a conceptual deep carbonatite plug, the Whitetail Ridge REE mineralization, and the fault offset of the Bull Hill Southwest dikes.

In October 2009, the Company engaged the services of some of the top technical professionals in their fields of expertise to conduct a preliminary economic assessment (scoping study) of the REE development potential of the Company's Bull Hill Southwest rare-earths deposit.

In December 2009, the Company received the REE assay results from the first five holes of the nineteen-hole, 2009 core-drilling program. All five holes were drilled for an expansion of the Bull Hill Southwest resource, where a NI 43-101 compliant resource was estimated earlier in the year. These five drill holes all contained good thicknesses of average to high-grade REE mineralization and indicate that an expansion of the resource along strike to the northwest and southeast, and up-dip, will be likely. Assay results are pending for additional holes drilled near the resource area.

All of the above REE exploration activities took place under the supervision of James G. Clark, Ph.D., L.Geo., a Qualified Person as defined by NI 43-101.

Gold Exploration Activities

In July 2009**,** the Company and Newmont received an exploration permit allowing for an expanded drilling program on the Bear Lodge Property. This permit will allow a comprehensive exploration program of the gold targets and the rare-earth targets on up to 200 acres of disturbance.

In July 2009, drilling for gold began anew on the Bear Lodge Property. Newmont manages gold exploration at the Sundance Gold Venture and is in its fourth year to earn a 65% interest in the Bear Lodge Project by spending $5,000,000 over a five-year period. Exploration work was focused on the expansion of known gold-mineralized areas, including the Smith, Taylor, and Carbon targets, and the discovery of higher-grade gold mineralization. Most of the holes were placed on the Smith target, which is known to have higher-grade gold mineralization.

In December 2009, the Company received the assay results from all eighteen holes drilled by Newmont in the 2009 drilling program. Several of these holes expanded the gold mineralized zone in the Smith target, and limits are being defined in the Taylor and Carbon targets. Mineralization remains open in several directions in each target, and some of the better grade zones remain to be offset with additional drill holes. The assay results continue to indicate potential for significant near-surface oxide mineralized systems.

Financing

On July 24, 2009, the Company completed a CDN$1,800,000 financing consisting of 1,200,000 units at a price of CDN$1.50 per unit. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share of the Company at CDN$2.10 until January 24, 2011.

On September 21, 2009, the Company completed a CDN$3,000,000 financing consisting of 1,000,000 units. Each unit was priced at CDN$3.00 and consists of one common share and one common share purchase warrant. Each full warrant will allow the holder to purchase one additional common share of the Company at CDN$4.25 until March 21, 2011.

Significant Acquisitions

The Company made no significant acquisitions during its financial year ended June 30, 2009.

DESCRIPTION OF BUSINESS

General

The Company was incorporated under the laws of the B.C. Company Act on June 3, 1999 under the name "Spartacus Capital Inc.". On July 25, 2003, the name was changed to "Rare Element Resources Ltd.".

Originally, the Company was organized as a venture capital pool company whose activities were focused on the identification and completion of a qualifying transaction, defined in accordance with the policies of the TSXV, the Company transitioned to a venture company on July 25, 2003 coincident with the completion of its qualifying transaction, comprised of a reverse takeover acquisition of Paso Rico and the completion of a private placement to raise gross proceeds of CDN$551,000. Paso Rico's main asset was an option to acquire the Bear Lodge Property through exploration expenditures on the Bear Lodge Property. The Company assumed 100% ownership of the Bear Lodge Property on August 27, 2002, subject to a 2% NSR royalty that was purchased in March 2009 for $50,000.

The Company is exploring the REE deposits, and, as of June 30, 2009, had expended $1,600,000 on acquisition and development on the Bear Lodge Project. In June 2006, the Company optioned the gold exploration to Newmont whereby Newmont has the right to earn a 65% participating interest in the Sundance Gold Venture by spending $5,000,000 on property exploration by 2011. As of June 30, 2009, Newmont has expended $2,100,000 million on the Sundance Gold Venture. The Bear Lodge Property is the Company's only material property.

In April 2006, the Company acquired the Kipawa Property by staking 26 claims, totaling approximately 1,531 hectares. The property is located in Quebec, 90 kilometers northwest of North Bay, Ontario. The Company wrote off $4,841 in fiscal 2007 upon making an agreement to sell the property. On October 12, 2007, the Company sold the Kipawa Property for its residual carrying amount of $1,416.

Subsequent to its year-ended June 30, 2009, the Company acquired the two properties listed below, both of which are not considered to be material by the Company.

On October 31, 2009, the Company signed a purchase and sale agreement to acquire 100% of the Eden Lake REE project (the "Eden Lake Property"), located in west-central Manitoba, from VMS Ventures Inc. ("VMS Ventures") for payment of 300,000 common shares, subject to a 3% NSR royalty to Strider Resources Limited ("Strider Resources"). On November 13, 2009, the Company signed a letter of intent with Medallion Resources Ltd. ("Medallion"), whereby the Company granted to Medallion an option (the "Medallion Option") to earn a 65% interest in a joint venture to explore the Eden Lake Property. See "Properties of the Company".

On January 6, 2010, Rare Element entered into a purchase and sale agreement with Altius Resources Inc. ("Altius Resources") to acquire 100% of the Nuiklavik REE prospect (the "Nuiklavik Property"), located near tidewater in eastern Labrador for payment of 200,000 common shares. The Nuiklavik Property is subject to a gross overriding royalty of 2% to Altius Resources. See "Properties of the Company".

Competitive Conditions

The mineral exploration and mining business is a competitive business. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive mineral properties. The ability of the Company to acquire further properties will depend not only on its ability to operate and develop its properties but also on its ability to select and acquire suitable properties or prospects for development or mineral exploration.

Employees

As of the date of this AIF, the Company has 2 full and part time employees and 5 people working on a consulting basis. The operations of the Company are managed by its directors and officers. The Company engages geological, metallurgical, and engineering consultants from time to time as required to assist in evaluating its interests and recommending and conducting work programs.

Foreign Operations

The Company's material property, the Bear Lodge Property, is currently located in the United States and, as such, a substantial portion of the Company's business is exposed to various degrees of political, economic and other risks and uncertainties. The Company's operations and investments may be affected by local political and economic developments, including expropriation, invalidation of government orders, permits or agreements pertaining to property rights, political unrest, labour disputes, limitations on repatriation of earnings, limitations on mineral exports, limitations on foreign ownership, inability to obtain or delays in obtaining necessary mining permits, opposition to mining from local, environmental or other non-governmental organizations, government participation, royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations, taxation and changes in laws, regulations or policies as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

Properties of the Company

Bear Lodge Property – Northeastern Wyoming, USA

Acquisition Details

The Company's business is the acquisition and exploration of mineral properties. The Company's principal property is the Bear Lodge Property located in northeastern Wyoming, USA. The Bear Lodge Property contains large disseminated REE deposits as well as extensive gold occurrences.

The following summary is extracted from a Technical Report titled "Technical Report on the Mineral Resources of the Bear Lodge Rare Earths Project" prepared by Alan C. Noble, P.E. of Ore Reserves Engineering ("O.R.E.") in association with James G. Clark, Ph.D. L.Geo. and Donald E. Ranta, Ph.D., C.P.G. of the Company dated April 10, 2009, as amended and restated on April 10, 2009. Alan C. Noble, P.E., James G. Clark, Vice President-Exploration of the Company and Donald E. Ranta, President of the Company, prepared the new resource model and compiled the NI 43-101 Technical Report on the Bear Lodge Property. Alan C. Noble, P.E. is the Principal Engineer of O.R.E. and is the independent Qualified Person for the purpose of NI 43-101 for the Technical Report. Additionally, Mr. Noble performed the mineral resource estimation, is the primary author of the Technical Report on the Bear Lodge Property and supervised the preparation of the Technical Report. Dr. James G. Clark, Ph.D., L.Geo., and Dr. Donald E. Ranta, Ph.D., C.P.G. assembled the geologic and exploration activity information for the report, and they are both Qualified Persons for the purposes of NI 43-101. The complete Technical Report, as amended and restated, can be viewed on SEDAR at www.sedar.com, including all qualifications, assumptions, and exclusions that relate to the information set out in this document. Readers are advised that mineral resources that are not mineral reserves do not have demonstrated economic viability. The technical information in this document and the referenced Technical Report, as amended and restated, are each intended to be read as a whole, and sections should not be read or relied upon out of context. The technical information in this AIF is subject to the assumptions and qualifications contained in this document and the referenced Technical Report. The detailed disclosure contained in the above mentioned Technical Report, as amended and restated, is incorporated by reference into this AIF. The Bear Lodge Property is the Company's only material property.

Rare Element is progressing with technical work at its Bear Lodge Property in Crook County, Wyoming. Rare Element acquired the property initially to test near-surface REE targets, which were identified, but incompletely tested, by Hecla Mining Company ("Hecla") during its former control of the property, and also to consider the potential for near-surface and deeper gold mineralization. While conducting the technical work, Company personnel and contractors recognized the potential of future mining operations for the following: 1) medium- to high-grade rare-earth resources, 2) near-surface low-grade gold mineralization, and 3) potential high-grade gold mineralization at depths below or lateral to the surface low-grade mineralization. Rare Element is independently advancing the rare-earth potential of its Bear Lodge Project with drilling, metallurgical testing, and associated geological activities. In the Sundance Gold Venture, the Company and its partner, Newmont, a subsidiary of Newmont Mining Corporation, are focused on geological, geochemical and geophysical exploration, expansion of the land position, and drilling to define and expand the near-surface low-grade gold mineralization, as well as to identify and test the most favorable targets for deep, high-grade gold mineralization.

The purpose of the NI 43-101 Technical Report on the Bear Lodge Property is to document a mineral resource model for the rare-earth mineralization and to report on technical activities to date for both the REE exploration and the gold exploration. The resource model is largely based on the current geologic interpretation derived from Hecla and Rare Element's data and supplemented by surface exploration work and a number of new drill holes completed by the Company. The recently developed resource model is compliant with NI 43-101 standards and lies within a contiguous claim block controlled by the Company and joint ventured with Newmont. A central portion of this claim block on and around Bull Hill is defined as a "study area" for purposes of REE mineral resource estimation. Exploration permitting, drilling, and other field exploration activities are focused within this area. The REE deposits within the boundaries of the claim block, and more specifically the study area, are the principal objective of this report. Gold occurrences are located at the margins and outside the limits of the REE study area within the Sundance Gold Venture property, and these areas are under investigation by Newmont.

The total inferred mineral resource in the Bull Hill model area is estimated as 9.8 million tons with an average grade of 4.1% REO, using a cutoff grade of 1.5% REO.



Figure 0-1
Location of the Bear Lodge Project in northeastern Wyoming and the northern Black Hills.

Location

The Bear Lodge Property is located in central Crook County, northeastern Wyoming (Figure 0-1), in the northwestern portion of the Black Hills uplift. The Bear Lodge Property is situated immediately near and north of the crest of the Bear Lodge Mountains, a relatively small northwesterly trending range. The project area is flanked to the west by the Powder River Basin, famous for its extensive coal mines, and is surrounded by the Great Plains. The Bear Lodge Property lies approximately 12 miles by road northwest of the small town of Sundance, Wyoming, approximately 22 air miles west of the South Dakota state line, and 55 air miles east of the larger town of Gillette, Wyoming. Gillette can provide many of the services required by the mining industry. Cheyenne, the Wyoming state capitol, is located about 230 miles to the south of the project area.

The Bear Lodge Property is located within parts of Sections 7, 16, 17, 18, 21, 28, 29, 32, and 33 in Township 52N and Range 63W, Sixth Principal Meridian. The approximate center of the claim block is at longitude 104 degrees 27 minutes West and latitude 44 degrees 30 minutes North (UTM coordinates 4,927,000N and 544,000E).

Rare Element, through its wholly owned subsidiary, Paso Rico (USA), Inc., holds a 100% interest in a group of unpatented mineral claims known as the Bear Lodge Property. These claims were, in part, acquired from Phelps Dodge Corporation by way of a "Mineral Lease and Option for Deed". Some of the claims and a portion of a defined area of influence surrounding the claims are subject to a production royalty of 2% NSR payable to Phelps Dodge Corporation (now known as Freeport). Rare Element owns a portion of the claim group outright, and those claims are not subject to the NSR. The property comprises 90 unpatented mineral claims located on land administered by the U.S. Forest Service and a 640-acre Wyoming state lease for a total of approximately 2,100 acres.

On June 1, 2006, Paso Rico (USA), Inc. and Newmont signed an agreement to establish the Sundance Gold Venture on the Company's Bear Lodge Property. Newmont has the right to earn a 65% working interest in the Bear Lodge Property, excluding any rights to the REE and uranium, but including rights to gold and other metals, by performing $5 million in mineral exploration expenditures over a five-year period (by June 2011). Newmont also has the right to earn an additional 15% working interest by completing a positive feasibility study at no cost to Rare Element. If the Company's interest is reduced to 20% for any reason, the Company shall have a financing option by which it may elect for Newmont to carry the Company's share of Sundance Gold Venture expenditures, without further dilution to the Company, until commencement of mining on the property. The funds advanced by Newmont under the financing option, plus interest at the London Interbank Offered Rate (LIBOR) plus 3%, shall be recouped from 90% of the Company's portion of the proceeds from production.

In early April 2006, Newmont located an additional 116 unpatented mineral claims, which are included as part of the Sundance Gold Venture property. These claims are situated along the western, northern, and eastern margins of the original claim block brought to the Sundance Gold Venture by Rare Element. The total Sundance Gold Venture area of interest covers an area of approximately nine square miles, mostly located in the northern portion of the Bear Lodge Mountains. Newmont is the operator of the Sundance gold-exploration program. The Company will continue to operate its Bear Lodge REE exploration program; however, if the two exploration programs conflict, the Sundance Gold Venture, under Newmont, may choose to operate both programs.

Access and Infrastructure

Access to the Bear Lodge Property is very good, but in the winter months the property is not as readily accessible due to snow accumulation. Primary access to the Bear Lodge Property is from the town of Sundance, situated along US Interstate Highway 90. The project area is reached by traveling on paved roads west from Sundance about 1.5 miles along US Highway 14, then north on US Forest Service Taylor Divide Road #838 for 7.4 miles to the summit of Warren Peaks. The final 3.2 miles to the Bull Hill area of the property is on well-maintained gravel roads (continuing on USFS#838 and then right on USFS#851) until the turnoff to the Bull Hill Road, about 0.8 miles of a narrow one-lane dirt road leading to the Bull Hill REE target area.

Motels, restaurants, and gas stations are available to the south in the nearby town of Sundance, and a greater variety of accommodations and services are available to the east in Spearfish, South Dakota. Necessary infrastructure, such as housing, food, fuel, etc., would be available in either town, or further to the west in Gillette, Wyoming, should an economic discovery be made. Water rights would likely be available through purchase, and a major power line runs within a mile of the project area. Supplies can be trucked to the site 60 miles from Gillette, which is located on both US Interstate Highway 90 and rail lines. A Burlington Northern rail transport line also runs through Moorcroft, 34 miles west of Sundance. The Gillette area has a coal-fired power plant, and the city would be a major logistics center for any development at the Bear Lodge Property. The current size of the property is sufficiently large to support a mining operation, with no foreseeable obstacles regarding expansion, subject to a favourable environmental permitting outcome.

History

The following section discusses a number of historical mineral resource estimates that are included as part of the historical record for the project. None of these estimates have been prepared according to the standards of NI 43-101 and a qualified person has not done sufficient work on these estimates to classify them as current mineral resources. Furthermore, Rare Element does not consider the historical estimates as current mineral resources and the historical estimates should not be relied upon.

The Bear Lodge Mountains were initially prospected for gold during the late nineteenth and early twentieth century, with a reportedly short-lived mine and mill in operation. Thorium and rare-earth mineralization in the Bear Lodge Mountains were first discovered in 1949, and a USGS report in 1953 documented this mineralization. The US Bureau of Mines completed a limited radiometric survey and drilling program in the early 1950s. The associated exploration activity, including the excavation of numerous bulldozer trenches, was short-lived however, as there was no readily available market for those commodities at that time.

In 1972 Duval Corporation ("Duval") acquired the exploration rights to the area based on the results of a stream sediment geochemical survey. Duval initiated a work program of geology, geochemistry, geophysics, and drilling focused on a "Palabora porphyry-type" copper-molybdenum target concept. After drilling with limited success, Duval recognized the potential of the Bear Lodge Property to host a possible economic REE deposit, and the company enlisted the services of Molycorp Inc. ("Molycorp") as an operating joint venture partner in 1978. From 1978 to 1980, Molycorp completed additional geochemical and geophysical surveys plus more drilling. Molycorp withdrew in 1980 owing to mergers and other impediments, and Duval abandoned the Bear Lodge Property in 1984.

In 1983 M.H. Staatz of the U. S. Geological Survey published Professional Paper 1049D, entitled "Geology and Description of Thorium and Rare-Earth Deposits in the Southern Bear Lodge Mountains, Northeastern Wyoming". The report concludes that "the Bear Lodge disseminated deposits have one of the largest resources of both total rare earths and thorium in the United States".

In 1982 FMC Corporation ("FMC") acquired ground adjacent to the Duval property and initiated geological-geochemical-geophysical exploration for gold mineralization in the alkaline intrusive rocks. The company was active until 1986, and its drilling program identified a small, low grade gold resource in the Smith Ridge area. International Curator Resources Ltd. optioned FMC's property in 1987 and completed additional resource definition drilling. Coca Mines, Inc. ("Coca Mines") acquired the property in 1990, conducted additional drilling in the Smith Ridge area, and defined a mineral resource of 8.2 million tons averaging 0.023 ounces of gold per ton in the East and West Breccia (Smith) deposits (a historical resource estimate not compliant with NI 43-101).

Hecla acquired a land position in the Bear Lodge Mountains in 1986 and added to the claim block in 1988 by optioning a claim block then held by Newmont Mining Corporation. Hecla concentrated on rare-earth exploration until the end of the 1990 field season, when it acquired Coca Mines. Following the Coca Mines acquisition, Hecla focused on the low-grade gold potential of the merged property position, beginning in 1991. Hecla completed 12 diamond drill holes (13,756 ft) during its REE exploration phase and estimated a resource of 4.3 million tons averaging 3.8% total rare-earth oxides in several carbonatite dike sets along the southwestern flank of Bull Hill (a historical mineral resource estimate not compliant with NI 43-101). Hecla's gold exploration activities defined six targets. Four of the targets were drill tested (12 RC holes totaling 3,195 ft), and Hecla reported that the potential for increasing the previously estimated gold resource was good. Hecla failed to joint venture the property, and their interest was abandoned in the early 1990's.

Newmont Exploration Limited ("NEL") acquired ground in the district and carried out gold exploration activities from 1986 until 1988. NEL drilled ten RC holes on ground held by the current Rare Element-Newmont joint venture; most of the holes were drilled in the vicinity of the Carbon target. In 1994, Phelps Dodge Corporation acquired a large part of the area and, during the next 3 years, focused their efforts on exploration for gold using trenching and drilling. Phelps Dodge Corporation was the first company to use trenching to inspect and sample bedrock as a general exploration tool. Both the Taylor and Carbon targets were explored with trenches and several follow-up drill holes. NEL's drill holes and most of the Phelps Dodge Corporation drill holes were vertical and did not adequately test the steeply dipping mineralized structures in the targets.

Geology and Mineralization

The Bear Lodge Mountains of northeastern Wyoming are composed primarily of the upper levels of a mineralized Tertiary alkaline-igneous complex that is a component of the Black Hills Uplift of western South Dakota and northeastern Wyoming. Multiple intrusions of the Bear Lodge alkaline system with associated breccia bodies domed the surrounding Paleozoic and Mesozoic sedimentary rocks in the early Tertiary. Rare-earth and gold mineralization are found in separate areas of the central crest and northern part of the Bear Lodge Mountains. The Bear Lodge complex is surrounded by Paleozoic and Mesozoic sediments to the south, and post-mineral Tertiary sediments to the north.

The Bear Lodge Property and included mineral deposits are located in the prospective eastern Rocky Mountain alkaline-igneous province that stretches from Canada to Mexico. The mineral deposits are related to an alkalic igneous gold-REE system that exhibits strong similarity to the "giant" Cripple Creek, Colorado gold deposit. Many of the alkalic igneous complexes in this belt have associated gold mineralization, and a number were mined economically. To date only Cripple Creek is classified as a "giant" ore deposit.

REE mineralization occurs in the north-central core of the Bear Lodge dome, which consists of multiple intrusions of alkaline igneous rocks, and a variety of associated breccias. REE mineralization of the Bear Lodge district is hosted by carbonatitic intrusive bodies that are similar to other REE-bearing carbonatites scattered around the world. The Mountain Pass deposit in California is the largest REE-bearing carbonatite in North America, and it was one of the world's two principal sources of REE metals for many years.

The Bear Lodge alkaline rocks share many attributes with the Cripple Creek complex in Colorado and has potential to host gold deposits. The Cripple Creek alkaline-igneous complex may be more deeply eroded, and it hosts a deposit that is reported to have produced more than 23 million ounces of gold since its discovery in 1878. Gold occurs mostly in narrow vein sets over a vertical range in excess of 1,000 meters; however, economically important disseminated gold mineralization occurs very near the surface in hydrothermal breccias and low-grade, bulk-tonnage deposits.

Rare Earths

A study of the Bear Lodge Mountains by the US Geological Survey (M.H. Staatz, 1983, USGS Professional Paper 1049-D) stated an opinion that the range contains one of the largest occurrences of disseminated REE in North America. Virtually all of these REE occurrences in the Bear Lodge area are controlled by Rare Element's claims.

REE mineralization is contained in carbonatite dike swarms mainly within and adjacent to the margin of intrusive breccias in the Bull Hill area. In the near-surface zone of weathering and oxidation, these dikes are altered to iron oxide-manganese oxide-REE-bearing bodies that are designated as "FMR" dikes or veins that are interpreted to transition into REE-bearing carbonatite (a high-carbonate igneous rock) with depth. FMR is named for its principal components, iron oxide (FeO_x), manganese oxide MnO_x), REE minerals. Petrographic studies identify the FMR dikes and veins as intensely oxidized and leached equivalents of the carbonatite bodies that are strongly weathered from the surface to a depth range of 300 – 600 feet (about 90 – 180 m) and moderately weathered for another 100 ft (30 m) or so. FMR/carbonatite dikes range in size from hairline veinlets to large dikes that reach 119 feet (36m) in width. At least three subparallel dike sets in the Bull Hill Southwest target are defined by drilling, and they are bordered by a stockwork of carbonatite dikes and veins. The dikes generally strike northwesterly and dip steeply to the southwest or northeast.

The REE occurrences at Bull Hill are surrounded by a number of widely distributed gold occurrences that are targeted for drilling by Newmont.

Gold

Gold mineralization occurs throughout the Bear Lodge intrusive complex in a variety of different mineralization styles. It is hosted in breccias, fracture-fault systems, suprajacent clastic and carbonate sedimentary rocks, and Precambrian granite. The Bear Lodge system and the Cripple Creek system share the following attributes:

- Tertiary in age,
- Undersaturated phonolitic/trachitic magmatic affinity with multiple intrusive and hydrothermal events,
- Numerous breccia bodies (including at least two diatremes),
- High level of exposure,
- Close association of gold mineralization with K-feldspar-pyrite alteration,
- Near-surface oxidation that may continue to depths greater than 100 m.

Key aspects of the similarities with the Cripple Creek deposit are guiding the exploration strategy in the Bear Lodge district, and the Cripple Creek deposit serves as a geologic model for gold exploration at the Bear Lodge Property.

The Bear Lodge alkaline complex has numerous broad gold anomalies identified in soil and rock chip samples. All of the pre-Tertiary rock units are affected by widespread hydrothermal potassic alteration zones and a thick near-surface oxidized/weathered zone. Near-surface oxide gold occurs in several targets with opportunities for expansion, both laterally and at shallow depth, and there is potential for deeper high-grade feeders within the alkaline system.

Drill-hole Database

Rare Element obtained most of the geological and drilling data generated by various exploration companies and private claim owners over the past 40 years from Phelps Dodge Corporation. Once the joint venture agreement was signed between Rare Element and Newmont in 2006, Newmont organized nearly all of the exploration data into an electronic database compatible with a GIS format, and a copy of the database was provided to Rare Element. The Company then added all of the REE assay results to the database to ensure its accuracy and completeness. The current drill-hole database consists of 301 drill holes and 13,903 lines of assay data, including drilling done by Rare Element between 2004 and 2008. Rare Element conducted its own drilling programs, and its personnel work closely with Newmont in its exploration program in order to more fully understand: 1) the geology of the alkaline-igneous system, 2) the distribution of rare-earth mineralization, and 3) the context of the historic data. Detailed geologic mapping, trenching, and surface sampling are being used by Newmont in collaboration with Rare Element to identify low-grade gold mineralization and potential feeder structures, where higher gold grades may be found. Interpretations of these data allow the projection of the mineralized zones into untested targets beneath, or lateral to, areas where much of the previous drilling was conducted.

Mineral Resources

Mineral resource estimation was done using nearest-neighbor assignment ("NN"), which is the block-modeling equivalent of classical geometric methods such as polygonal and cross-sectional estimation. The NN estimation method was chosen because it is simple to apply, it provides a good geometric analog to the dike swarms, and given the preliminary nature of this estimate does not make strong assumptions regarding the continuity of individual dikes or the geostatistical parameters of the deposit. All resources are classified as inferred due to the widely spaced drilling and the uncertainty in other resource parameters, such as: density, the difficulty of verifying early assays that were done by x-ray fluorescence spectroscopy, and the lack of down-hole surveys and accurate collar surveys for some holes.

The NN estimation method provides the advantage of being unbiased on an overall basis, when the resource is summarized at a zero cutoff grade. A disadvantage of the NN estimation method is that the grade distribution is not adjusted for volume-variance effects and dilution may be underestimated at some cutoff grades. In the case of the carbonatite dikes, however, the vast majority of the dikes have REO grades above the base case cutoff of 1.5% REO and volume-variance effects are expected to be minimal. Geometric, edge-effect dilution was included in the estimates, however, by compositing the drill holes to nominal 10-foot lengths before grade estimation. The resource model thus includes dilution that is appropriate to highly selective open-pit mining and/or underground mining with a minimum mining width of 10-feet.

The NN estimation used the Datamine 3D rectangular search method, in which the search volume was a thin rectangular slice with search distances of 300x300x10 feet that was dipping 65° at an azimuth of 214°. This search pattern creates bands of mineralization in the block model that strike N56W and dip 65° to the southwest.

Total mineral resources are summarized in Table 0-1, using the base case cutoff grade of 1.5% REO. The distribution of resources is nominally 50% oxidized and 50% transitional plus non-oxidized material. The sensitivity of the mineral resource to cutoff grade is shown graphically in Figure 0-2 and Figure 0-3.

Table 0-1
Base Case Resource Summary

All Mineral Resources Are Classified as Inferred				
Ore Type	Cutoff (%REO)	Short Tons Mineral Resource (1,000,000's)	Grade (%REO)	Pounds REO (1,000,000's)
Oxide	1.5	4.56	4.29	391
Transitional	1.5	1.14	4.50	103
Non-Oxidized	1.5	4.12	3.71	306
Total	1.5	9.83	4.07	800



Figure 0-2
Mineral Resource Tonnage and Pounds of Contained Rare Earth Oxides versus Cutoff Grade



Figure 0-3
Mineral Resource Tonnage and Grade versus Cutoff Grade

Other Important Considerations

Rare Element's Bear Lodge Property rare-earths deposits are enriched in the "light" REE (lanthanum, cerium, praseodymium, neodymium, and samarium, plus yttrium and gadolinium). Five of these, cerium, lanthanum, neodymium, praseodymium, and samarium, listed in decreasing abundance, make up nearly 98% of the Bear Lodge REE distribution. Neodymium, praseodymium, and samarium are the most valuable of the five. Market projections indicate that future lanthanum and neodymium consumption is expected to increase rapidly in the coming years.

There are no known significant social, political, or environmental issues related to the property at this time that would adversely affect exploration, development, or production. Rare Element and, more recently, Newmont encountered no difficulties in permitting for exploration and drilling programs, although Newmont's current environmental assessment (EA) was a lengthy process. Rare Element's 2004 – 2008 REE exploration drilling comprises twelve core holes. Twenty six holes of RC and core drilling were completed on Sundance Gold Venture property by Newmont during two programs in 2006 and 2007. The holes were drilled to confirm and expand near-surface disseminated gold mineralization.

Conclusions and Recommendations

Accessibility and logistical issues are favourable for mine development if an economic discovery is made and development is supported by a positive feasibility study. Potential problems that could affect the progress and success of the program include issues of mineral rights on select land areas adjacent to the Sundance Gold Venture claim block (placer claims and federal withdrawn areas), relative distributions of the supergene oxidation zone and extent of mineralization, and their effects on extractive metallurgy, and coordinated environmental opposition that has yet to surface. Representatives of Rare Element reviewed currently available data and determined that none of these potential problems are significant enough to discourage exploration at this time. The principal author of the Technical Report is in accord with this view. New data generated by Rare Element and Newmont should be monitored on an ongoing basis to identify potential problems that could affect the exploration and potential development of the property. The Company should continue its acquisition of all historical project data that come available.

The authors of the Technical Report concluded that the Bear Lodge Property has favourable geologic characteristics that indicate sufficient potential to justify further exploration and project evaluation for both rare-earth mineralization and gold mineralization. The first part of the first phase of work would consist of metallurgical testing of core samples to determine a preferred method of concentrating the REE minerals at a cost of US$77,800. Near-surface oxide gold occurrences have opportunities for expansion both laterally and at shallow depth, and there is potential for deeper high-grade feeders within the alkaline system. REE mineralization also has shallow and deep potential, and the transitional and non-oxidized material may be of higher priority because the metallurgy is expected to be less complex. Testing of these shallow and deeper rare-earth targets as a second part of the first phase would initially require a 20,000-foot (6,000 m) core drilling program at an estimated cost of approximately US$1,903,000 including follow-up metallurgical testing and drilling as required. Exploration of additional targets in a second phase would require an 8,000-foot (2,400 m) core drilling program and follow-up metallurgical testing at an estimated cost of $739,250.

Recommendations for continuing work on the Bear Lodge Project, listed in general order of priority, are set out below. The information in this section has been updated to reflect recommendations that have been already been completed as of the date of this AIF:

1.   Continue testing metallurgical samples for amenability to process REE minerals.

     Metallurgical testing has been conducted and the recovery has been improved as announced by the Company last summer. While progress is being made, work is continuing at Mountain States R&D International ("MSRDI").

2.   Drill deeper non-oxide targets in the Bull Hill Southwest target area for the following:

     (a)   Mineral resource delineation and upgrading of resource category.

     (b)   Mineral resource expansion.

     (c)   Collection of samples for metallurgical testing (including large-diameter core).

     The drill program was completed in the fall and will resume this summer. The Bull Hill Southwest target is still a main target and holes were drilled at that site, some of which have already been announced. The second batch of drill results is expected to be out shortly, with the final batch to follow in a few weeks. The Company will then update its resource report, which is planned for early April, 2010.

3.   Drill shallow oxide targets in the Bull Hill Southwest target area for the following:

     (a)   Shallow mineral resource delineation and upgrading of resource category.

     (b)   Shallow mineral resource expansion.

     (c)   Collection of samples for metallurgical testing (including large-diameter core).

     The shallow oxide targets were drilled in the fall and the first batch of results were announced in December, with two more batches of assays to be announced as noted above. As a result, the Company expects that a portion of the updated resource estimate will be moved from Inferred to Measured and Indicated. A significant sized sample was collected for metallurgical testing and was sent to MSRDI in Phoenix for continuing metallurgical test work.

4.   Explore additional targets outside main resource area, such as Bull Hill Northwest, and delineate a resource.

     The Bull Hill Northwest target has holes planned. That program is expected to be finished in the summer of 2010.

5.   Collect and prepare samples for use as property-specific reference samples. Submit sample pulps to at least three laboratories for round-robin assaying to establish a reference grade.

The reference samples were prepared and were submitted to three labs and a report of the results has been received.

6.   Drill deeper conceptual targets—search for a carbonatite plug and higher grade zones at depth beneath carbonatite stockworks.

The deeper drill was completed in a few holes but the targeting of the carbonitite plug was not finished. The Company expects to finish this work in the summer of 2010.

7.   Expand testing of metallurgical samples for amenability to process and produce a saleable REE product.

8.   Complete detailed drilling of shallow mineral resources, especially of better grade and thicker resource areas for early mining.

9.   Complete a scoping study with preliminary project engineering and economics.

A scoping study has been commenced and is currently in progress. The Company hopes to have a preliminary report by July, 2010.

10.   Look seriously for a potential partner with expertise in beneficiation of rare earths and/or a downstream REE user.

11.   Conduct research on the marketing and sale of potential products from a future REE mine at Bear Lodge.

The Company has engaged Dudley Kingsnorth of Industrial Minerals Company of Australia to assist it with preparation for future sales of REE.

Figure No. 1
Bear Lodge Property
Location Map



Figure No. 2
Bear Lodge Project and Sundance Project
Property Map


Powder River Basin
Tertiary Igneous Complexes
Mesozoic & Paleozoic Sediments
Precambrian
Sundance Project
Spearfish
S DAKOTA
WYOMING
NEBRASKA
Denver
Bear Lodge Project
Bear Lodge Mountains
Mineral Hill
Richmond Hill
Homestake
Gilt Edge
Annie Creek/ Foley
NORTH
20 miles
25 km
Wyoming
South Dakota
Black Hills

Eden Lake Property – Manitoba, Canada

Acquisition Details

On October 30, 2009, the Company signed a definitive purchase and sale agreement to acquire 100% of the Eden Lake Property from VMS Ventures for payment of 300,000 common shares. The Eden Lake Property is subject to a 3% NSR royalty to Strider Resources. The Company also has the right to buy 50% of the 3% NSR for a cash payment of CDN$1,500,000 and has paid a finder's fee of 20,000 common shares to two parties for this acquisition.

On November 13, 2009, the Company signed a letter of intent with Medallion whereby the Company agreed to grant to Medallion the Medallion Option to earn a 65% interest in a joint venture to explore the Eden Lake Property. As of the date of this AIF, both the Company and Medallion have completed their respective due diligence on the Eden Lake Property and are close to executing a definitive agreement that includes the terms of the letter of intent and governs the Option period and the contemplated joint venture.

For Medallion to acquire and maintain the Medallion Option to earn a 65% joint-venture interest in the Eden Lake Property, Medallion must complete, over a five-year period, the following cash and share payments to the Company and the following Eden Lake Property exploration work-commitment expenditures:

Five-Year Option to earn 65% interest in Joint Venture to Explore Eden Lake Property	Cash Payment CDN$	Medallion's common shares	Property Work Commitment CDN$
Upon signing of the letter of intent	$25,000		
Upon signing of the definitive agreement	$25,000		
Upon the approval of the TSX Venture Exchange	$50,000	200,000	
End of first year	$50,000	200,000	$250,000
End of second year	$100,000	200,000	$500,000
End of third year	$200,000	200,000	$500,000
End of fourth year	$500,000	500,000	$500,000
End of fifth year	$500,000	500,000	$500,000
TOTAL	**CDN$1,450,000**	**1,800,000**	**CDN$2,250,000**

Property Description and Location

The Eden Lake REE Project consists of 8 claims for a total of 1,871 hectares. It is located 35 kilometers northwest of Leaf Rapids, Manitoba.

Property History

In 2003, VMS Ventures, under its former name of Rare Earth Metals Corp., performed detailed geological mapping, sampling, and petrographic studies that led to the discovery of an extensive area (approximately 8 square kilometers) of hydrothermal stock-work veining, magmatic carbonatite dikes, and breccia exposed in outcrop. Carbonatite dikes and plugs were discovered at three locations, and the property geology has characteristics that suggest a large carbonatite complex.

REE-enriched minerals identified in petrographic studies include strontium-REE-apatite, britholite, allanite, and REE mineral inclusions in andradite garnet. REE enrichments occur in all hydrothermally metasomatized rocks. The highest REE concentrations encountered by VMS are in the carbonatite dikes and in hydrothermal REE-rich veins. VMS also discovered heavy REEs (Eu-Lu) on the project during their field work. Rare Element will be evaluating the carbonatite complex, which may have similarities to the Company's Bear Lodge Project, and the heavy rare earths plus yttrium in the hydrothermal veins.

A drill program was completed on the Eden Lake REE Project in 2006, and the holes provided additional favorable geologic indications for a carbonatite complex, but without hitting significant REE grades. Six holes for a total of 765 meters were drilled in the northeastern half of the 8 square kilometer zone of intensely altered rocks. Most of the favourable targets have not been adequately tested, and additional exploration of the project for yttrium and heavy rare earths is warranted.

Nuiklavik Property – Newfoundland, Canada

Acquisition Details

Rare Element acquired 100% of the Nuiklavik Property on January 6, 2010 for payment of 200,000 common shares. The Nuiklavik Property is subject to a gross overriding royalty of 2% to Altius Resources.

Property Description and Location

The property is located approximately 25 kilometers from tide water and 50 kilometers from the community of Hopedale, Labrador, Canada.

Property History

Altius Resources initiated the project in 2006 to target volcanic-hosted uranium-type deposits. Previous work in the 1980's and 1990's by the Geological Survey of Newfoundland and Labrador ("GSNL") included regional lake-sediment sampling, mapping, and various follow-up geochemical studies targeting lake-sediment anomalies. The GSNL identified and documented twenty-four yttrium-zirconium-niobium-REE, fluorine and base-metal occurrences at Nuiklavik and prepared reports which investigated REE enrichment within the Nuiklavik volcanic rocks.

The geology underlying the Nuiklavik Property comprises Precambrian peralkaline volcanic and plutonic rocks. The area is geologically similar in age and geochemical character to the Strange Lake peralkaline complex, which hosts the Strange Lake REE deposit. Both the intrusive suite at Nuiklavik and the Strange Lake complex comprise circular-shaped features of peralkaline granite with elevated Zr-Y-Nb and REE geochemical signatures.

More recent work by Altius Resources included a high resolution helicopter-borne magnetic and radiometric survey with follow up geological mapping and prospecting. This work by Altius Resources over two field seasons resulted in the discovery of numerous additional uranium and rare-earth occurrences in both volcanic rocks and felsic dikes which cut the overlying volcanic package. Limited sampling of the felsic dikes and other felsic intrusive rocks by Altius Resources yielded up to 1.4% zirconium oxide, 1.27% yttrium oxide, 1.15% niobium oxide, and 1.1% total rare-earth oxides with heavy REE representing up to 67% of the total rare-earth-oxide component.

Risk Factors

Rare Element Has Not Yet Achieved Profitable Operations and Expects to Incur Further Losses in the Development of Its Business, All of Which Casts Substantial Doubt About the Company's ability to continue as a Going Concern.

The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. For Rare Element's fiscal year ended June 30, 2009, the Company's net loss was ($1,254,187). The Company's accumulated deficit at June 30, 2009 was ($5,377,562). At June 30, 2009, the Company's cash position was $2,334,145 and the Company's working capital position was $2,345,857. Subsequently, the Company completed two private placements in July 2009 and September 2009, raising a total of CDN$4,800,000. Management believes that based on its current working capital position, the Company will be able to continue operations at least through the end of fiscal 2010 without raising additional capital either through debt or equity financing.

Rare Element's Limited Financial Resources Will Require the Company to Seek Additional Funding. Potentially Diluting Existing Shareholders or Increasing Financial Risk Thorough Debt Issuance.

Rare Element has limited financial resources. There is no assurance that the Company will be able to generate funds from operations or to obtain sufficient financing in the future on terms acceptable to it. The ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions as well as the business performance of the Company. Failure to obtain additional financing on a timely basis may cause the Company to postpone, abandon, reduce or terminate its operations and could have a material adverse effect on the Company's business, results of operations and financial condition. The most likely source of future financing presently available to the Company is through the sale of the Company's common shares. Any sale of common shares will result in dilution of equity ownership to existing shareholders. This means that if the Company sells common shares, more shares will be outstanding and each existing shareholder will own a smaller percentage of the shares then outstanding. Alternatively, the Company may rely on debt financing and assume debt obligations that require it to make substantial interest and capital payments. Also, the Company may issue or grant warrants or options in the future pursuant to which additional common shares may be issued. Exercise of such warrants or options will result in dilution of equity ownership to the Company's existing shareholders.

Price Volatility of Rare Element's Publicly Traded Securities Could Adversely Affect Investor's Portfolios.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It may be anticipated that any quoted market for the common shares will be subject to market trends and conditions generally, notwithstanding any potential success of the Company in creating revenues, cash flows or earnings.

Foreign currency fluctuations may have a negative impact on the Company's financial position and results.

The Company's property interests in United States make it subject to foreign currency fluctuations that may adversely affect the Company's financial position and results. As the Company maintains its accounts in Canadian dollars, any appreciation in US Dollar against the Canadian Dollar will increase the Company's costs of carrying out operations in the United States. Management has not entered into any foreign currency contracts to mitigate this risk; as such, the Company may suffer losses due to adverse foreign currency fluctuations.

No History of Dividends.

The Company has not paid dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future. Payment of any future dividends, if any, will be at the discretion of the board of directors of the Company after taking into account many factors, including operating results, financial condition and anticipated cash needs.

Rare Element's Insiders Control a Material Percentage of Common Shares Outstanding; Potentially Adversely Affecting Investor's Influence Over Corporate Affairs.

The Company's officers and directors, in the aggregate, beneficially own 7.52% of the Company's issued and outstanding Common Shares, on an undiluted basis, based on 29,496,236 common shares issued and outstanding as of the date of this AIF. As a result, they have the ability to influence matters affecting the Company's shareholders, including the election of directors, the acquisition or disposition of assets, and the future issuance of shares. Due to the Company's officers, directors and principal shareholders control over such shares, investors may find it difficult to replace the management if they disagree with the way the Company's business is being operated.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Rare Element's Stockholders.

Because the success of Rare Element is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other shareholders of the Company may be diluted. As of the date of this AIF, there are 2,546,000 share purchase options outstanding, which, if exercised, would result in an additional 2,546,000 common shares being issued and outstanding.

Rare Element is Dependent on Key Personnel and the Absence of Any of These Individuals Could Adversely Affect the Company.

The success of the Company is currently largely dependent on the performance, retention and abilities of its directors, officers, employees and management. The loss of the services of these persons could have a material adverse effect on the Company's business and prospects. There is no assurance that the Company can maintain the services of its directors, officers, employees or other qualified personnel required to operate its business. Failure to do so could have a material adverse affect on the Company and its prospects. The Company lacks "key man" life insurance policies on any of its officers or employees.

Competition for additional qualified management is intense, and the Company may be unable to attract and retain additional key personnel, or to attract and retain personnel on terms acceptable to the Company. Management personnel are currently limited and they may be unable to manage the Company's expansion successfully and the failure to do so could have a material adverse effect on the Company's business, results of operations and financial condition. The Company has not entered into non-competition agreements. As the Company's business is substantially dependent upon the directors, executive officers and consultants of the Company, the lack of non-competition agreements poses a significant risk to the Company in the event such persons were to resign or be terminated from such positions. Under such circumstances, such persons may provide confidential information and key contacts to the Company's competitors and the Company may have difficulties in preventing the disclosure of such information. Such disclosure would have a material adverse effect on the business and operations of the Company.

The Company's Directors/Senior Management Are Engaged in Other Businesses. Potential Conflicts of Interest and Other Obligations of Management Could Interfere With Corporate Operations.

Most of the directors and officers of the Company are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other entities, and situations may arise where these directors and officers will be in direct competition with the Company. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the BCBCA and other applicable legislation. Some of the directors and officers of the Company are or may become directors or officers of other entities engaged in other business ventures. In order to avoid the possible conflict of interest which may arise between the directors and officers' duties to the Company and their duties to the other entities they are involved, the directors and officers of the Company have been advised as follows by the Company: participation in other business ventures offered to the directors or officers should be allocated between the various entities and on the basis of prudent business judgment and the relative financial abilities and needs of such entities to participate; no commissions or other extraordinary consideration will be paid to such directors and officers; and business opportunities formulated by or through other entities in which the directors and officers are involved should not be offered to the Company except on the same or better terms than the basis on which they are offered to third party participants. The Company's directors and officers are, or may become, involved in other business activities. As a result of their other business endeavors, the Company's directors and officers may not be able to devote sufficient time to the Company's business affairs, which may negatively affect its ability to conduct ongoing operations and to generate revenues. In addition, the management of the Company may be periodically interrupted or delayed as a result of its officers' other business interests.

Mineral resource exploration and development is a high risk, speculative business.

Mineral resource exploration and development is a speculative business, characterized by a high number of failures. Substantial expenditures are required to discover new properties and to develop the infrastructure, mining and processing facilities at any site chosen for mining. Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery or Mineral Reserves will in fact be realized by the Company or that any identified mineral deposit identified by the Company will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.

Mineral exploration is subject to numerous industry operating hazards and risks, many of which are beyond the Company's control and any one of which may have an adverse effect on the Company's financial condition and operations.

The operations in which the Company has a direct or indirect interest will be subject to all of the hazards and risks normally incidental to resource companies. Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the industry operating risks involved in the operation of mines and the conduct of exploration programs. If any of these events were to occur, they could cause injury or loss of life, severe damage to or destruction of property. As a result, the Company could be the subject of a regulatory investigation, potentially leading to penalties and suspension of operations. In addition, the Company may have to make expensive repairs and could be subject to legal liability. The occurrence of any of these operating risks and hazards may have an adverse effect on the Company's financial condition and operations, and correspondingly on the value and price of the Company's common shares.

Metal prices have fluctuated widely in the past and are expected to continue to do so in the future which may adversely affect the amount of revenues derived from production of Mineral Reserves.

The commercial feasibility of the Company's properties and its ability to arrange funding to conduct its planned exploration projects is dependent on, among other things, the price of gold and silver. Depending on the price to be received for any minerals produced, the Company may determine that it is impractical to commence or continue commercial production. A reduction in the price of gold or silver may prevent our properties from being economically mined or result in the write-off of assets whose value is impaired as a result of low precious metals prices.

Future revenues, if any, are expected to be in large part derived from the future mining and sale of gold and silver or interests related thereto. The prices of these commodities fluctuate and are affected by numerous factors beyond the Company's control, including, among others:

- international economic and political conditions,

- expectations of inflation or deflation,

- international currency exchange rates,

- interest rates,

- global or regional consumptive patterns,

- speculative activities,

- levels of supply and demand,

- increased production due to new mine developments,

- decreased production due to mine closures,

- improved mining and production methods,

- availability and costs of metal substitutes,

- metal stock levels maintained by producers and others; and

- inventory carrying costs.

The effect of these factors on the price of precious and base metals cannot be accurately predicted. If the price of gold and silver decreases, the value of the Company's assets would be materially and adversely effected, thereby materially and adversely impacting the value and price of the Company's common shares.

Exploration activities are subject to geologic uncertainty and inherent variability.

There is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There may also be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations.

The quantification of Mineral Resources is based on estimates and is subject to great uncertainty.

The calculations of amounts of mineralized material are estimates only. Actual recoveries of gold and silver from mineralized material may be lower than those indicated by test work. Any material change in the quantity of mineralization, grade or stripping ratio, or the gold and silver price may affect the economic viability of a mineral property. In addition, there can be no assurance that gold and silver recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Notwithstanding pilot plant tests for metallurgy and other factors there remains the possibility that the ore may not react in commercial production in the same manner as it did in testing. Mining and metallurgy are an inexact science and accordingly there always remains an element of risk that a mine may not prove to be commercially viable.

Until an un-mined deposit is actually mined and processed, the quantity of Mineral Reserves, Mineral Resources and grades must be considered as estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, metal prices. Any material change in quantity of Mineral Reserves, Mineral Resources, grade, percent extraction of those Mineral Reserves recoverable by underground mining techniques or stripping ratio for those Mineral Reserves recoverable by open pit mining techniques may affect the economic viability of a mining project.

The recent unprecedented events in global financial markets have had a profound impact on the global economy, in general and on the mining industry in particular.

Many industries, including the precious and base metal mining industry, are impacted by global market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, reduced consumer spending, increased unemployment rates, deteriorating business conditions, inflation, deflation, volatile fuel and energy costs, increased consumer debt levels, lack of available credit, changes in interest rates and tax rates may adversely affect the Company's growth and profitability potential. Specifically:

- the global credit/liquidity crisis could impact the cost and availability of financing and the Company's overall liquidity;

- the volatility of gold and silver prices may impact the Company's future revenues, profits and cash flow;

- volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs; and

- the devaluation and volatility of global stock markets impacts the valuation of the Company's equity securities, which may impact the Company's ability to raise funds through the issuance of equity.

These factors could have a material adverse effect on the Company's financial condition and results of operations.

Increased operating and capital costs may adversely affect the viability of existing and proposed mining projects.

Until the recent events in the global financial markets, increases in the prices of labour and materials, to some extent caused by an increase in commodity prices, including the prices of the metals being mined by the industry, led to significantly increased capital and operating costs for mining projects. Increasing costs are a factor that must be built in to the economic model for any mining project. Significant operating cost increases as experienced by the industry in recent years prior to the recent financial crisis had the effect of reducing profit margins for some mining projects. Such increases in both operating and capital costs need to be factored into economic assessments of existing and proposed mining projects and may increase the financing requirements for such projects or render such projects uneconomic.

The Company faces substantial competition within the mining industry from other mineral companies with much greater financial and technical resources and may not be able to effectively compete which would have an adverse effect on the Company's financial condition and operations.

The mineral resource industry is intensively competitive in all of its phases, and the Company must compete with many companies possessing much greater financial and technical research resources. Competition is particularly intense with respect to the acquisition of desirable undeveloped gold and silver properties. The principal competitive factors in the acquisition of such undeveloped properties include the staff and data necessary to identify, investigate and purchase such properties, and the financial resources necessary to acquire and develop such properties. Competition could adversely affect the Company's ability to acquire suitable prospects for exploration in the future.

The Company's exploration efforts may be unsuccessful.

Resource exploration and, if warranted, development is a speculative business, characterized by a number of significant risks, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in volume and/or grade to return a profit from production.

There is no certainty that the expenditures that have been made and may be made in the future by the Company related to the exploration of the Company's properties will result in discoveries of mineralized material in commercial quantities.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery or Mineral Reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Mineral Resource estimates are not indicative of actual gold and silver that can be mined.

If the Company is unable to develop acceptable overall recovery levels, the Bear Lodge Property may not be a viable project and the Company will have to continue to explore for a viable deposit or cease operations.

Recovery levels for gold and silver are based upon metallurgical testing of samples taken from drill samples. Numerous factors may affect the recoverability of REE and gold from any given rock and tests of such samples may not be representative of recoveries to be obtained from the entire deposit. The Company's overall REE or gold metallurgical recoveries may not be adequate for the Bear Lodge Property deposits to be commercially viable.

The Company has limited history as an exploration company and does not have any experience in putting a mining project into production.

The Company has only been actively engaged in Mineral Resource exploration since July 25, 2003. The Company does not hold any Mineral Reserves and does not generate any revenues from production. The Company's success will depend largely upon its ability to locate and develop commercially viable Mineral Reserves, which may never happen. Further putting a mining project into production requires substantial planning and expenditures and the Company does not have any experience in taking a mining project to production. As a result of these factors, it is difficult to evaluate the Company's prospects, and the Company's future success is more uncertain than if it had a longer or more proven history.

The Company expects to continue to incur losses and may never achieve profitability, which in turn may harm the future operating performance and may cause the market price of the Company's common shares to decline.

The Company has incurred net losses every year since inception on June 3, 1999 and as of June 30, 2009 had an accumulated deficit of ($5,377,562). The Company incurred a net loss of ($1,254,187) for the year ended June 30, 2009 and ($853,866) for the year ended June 30, 2008. The Company currently has no commercial production and has never recorded any revenues from mining operations. The Company expects to continue to incur losses, and will continue to do so until such time, if ever, as the Company's properties commence commercial production and generate sufficient revenues to fund continuing operations.

The development of new mining operations will require the commitment of substantial resources for operating expenses and capital expenditures, which may increase in subsequent years as the Company adds, as needed, consultants, personnel and equipment associated with advancing exploration, development and commercial production of its properties. The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants' analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture or other agreements with others in the future, the Company's acquisition of additional properties, and other factors, many of which are unknown today and may be beyond the Company's control. The Company may never generate any revenues or achieve profitability. If the Company does not achieve profitability, it will have to raise additional funds through future financings or shut down its operations.

The Company's title to its mineral properties and the Company's validity may be disputed in the future by others claiming title to all or part of such properties.

The Company's properties consist of various mining concessions in the USA. Under US law, the concessions may be subject to prior unregistered agreements or transfers, which may affect the validity of the Company's ownership of such concessions.

A claim by a third party asserting prior unregistered agreements or transfer on any of the Company's mineral properties could have an adverse effect on the Company. Even if a claim is unsuccessful, it may potentially affect the Company's current operations due to the high costs of defending against such claims and their impact on senior management's time.

The Company's properties are located in the USA, which can lead to difficulty with changes in political conditions and regulations, currency exchange, in obtaining financing, finding and hiring qualified people or obtaining all necessary services for the Company's operations in the US.

Most of the Company's properties, including its principal project, the Bear Lodge Property, are located in the USA. The USA has in the past been subject to political changes and uncertainties, which, if they were to arise again, could cause changes to existing governmental regulations affecting mineral exploration and mining activities. The Company's mineral exploration and mining activities in the USA may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company's activities or maintaining the Company's properties.

The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the Canadian dollar and United States dollar. Fluctuations in foreign exchange rates for the United States dollar versus the Canadian dollar could lead to increased costs reported in Canadian dollars or foreign exchange losses in respect to United States dollar working capital balances held by the Company. There can be no assurance that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations.

It may be difficult for the Company to obtain necessary financing for its planned exploration or development activities because of its location in the USA. Also, it may be difficult to find and hire qualified people in the mining industry who are situated in the USA or to obtain all of the necessary services or expertise in the USA or to conduct operations on the Company's projects at reasonable rates. If qualified people and services or expertise cannot be obtained in the USA, the Company may need to seek and obtain those services from people located outside of the USA which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations in the USA.

The occurrence of the various foregoing factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company's operations or future profitability.

The Company is subject to numerous government regulations which could cause delays in carrying out the Company's operations, and increase costs related to the Company's business.

The Company's mineral exploration and development activities are subject to various laws and regulations governing operations, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration, development or production. Amendments to current laws and regulations governing operations, or more stringent implementation thereof could substantially increase the costs associated with the Company's business or prevent the Company from exploring or developing its properties.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

The Company depends on key personnel for critical management decisions and industry contacts but does not maintain key person insurance.

The Company is dependent on a relatively small number of key personnel, the loss of any of whom could have an adverse effect on the Company's operations.

The Company's success is dependent to a great degree on its ability to attract and retain highly qualified management personnel. The loss of such key personnel, through incapacity or otherwise, would require the Company to seek and retain other qualified personnel and could compromise the pace and success of the Company's exploration activities. The Company does not maintain key person insurance in the event of a loss of any such key personnel.

The Company does not have a full staff of technical people and relies upon outside consultants to provide critical services.

The Company has a relatively small staff and depends upon its ability to hire consultants with the appropriate background and expertise as they are required to carry out specific tasks. The Company's inability to hire the appropriate consultants at the appropriate time could adversely impact the Company's ability to advance its exploration activities.

DIVIDENDS

The Company has no fixed dividend policy and the Company has not declared any dividends on its common shares since its incorporation, nor has it any present intention of doing so. The Company anticipates that all available funds will be used to undertake exploration and development programs on its mineral properties as well as for the acquisition of additional mineral properties. The payment of dividends in the future will depend, among other things, upon the Company's earnings, capital requirements and operating and financial condition. Generally, dividends can only be paid if a company has retained earnings. There can be no assurance that the Company will generate sufficient earnings to allow it to pay dividends. Other than lack of available funds, there are no restrictions on the Company's ability to pay dividends.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The Company is authorized to issue an unlimited number of common shares without nominal or par value. As of the date of this AIF, there are 29,496,236 common shares issued and outstanding. In addition: (i) 2,546,000 common shares are reserved for issuance pursuant to the exercise of stock options granted to directors, officers, employees and consultants of the Company; and (ii) 2,570,500 common shares are reserved for issuance pursuant to the exercise of share purchase warrants.

All of the issued common shares of the Company are fully paid and non-assessable. Each common share entitles the holder thereof to one vote per share at all meetings of shareholders. All of the common shares issued rank equally as to dividends, voting rights and distribution of assets on winding up or liquidation. Shareholders have no pre-emptive rights, nor any right to convert their common shares into other securities. There are no existing indentures or agreements affecting the rights of shareholders other than the Notice of Articles and Articles of the Company.

MARKET FOR SECURITIES

Market

The Company's common shares are listed and posted for trading on the TSXV under the symbol "RES". The shares commenced trading on the TSXV on November 15, 1999. The common shares also commenced trading in Europe on the Deutsche Bröse (Berlin), Frankfurt, and XETRA Stock Exchanges in April 2006 under the symbol "R8V".

Trading Price and Volume

The Company's common shares currently trade on the TSXV. The table below presents the high and low sale prices for the common shares and trading volume, on a monthly basis, for the Company's year ended June 30, 2009.

TSX Venture Exchange
Common Shares Trading Activity
Sales – Canadian Dollars (CDN$)

Month	High $	Low $	Volume
June, 2009	1.95	1.18	6,229,773
May, 2009	1.45	0.69	3,283,914
April, 2009	0.71	0.50	472,408
March, 2009	0.64	0.41	717,794
February, 2009	0.83	0.50	640,104
January, 2009	1.10	0.55	701,846
December, 2008	0.67	0.295	384,820
November, 2008	0.49	0.265	568,951
October, 2008	0.60	0.31	677,736
September, 2008	0.82	0.52	786,030
August, 2008	0.85	0.62	469,533
July, 2008	0.79	0.61	428,252

ESCROWED SECURITIES

None of the Company's securities are held under an escrow or similar arrangement.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The name, province or state and country of residence, position with and principal business or occupation in which each director and officer of the Company has been engaged during the immediately preceding five years, is as follows:

Name, province or state and country of residence and positions, current and former, if any, held in the Company	Principal occupation for last five years	Served as director since	Number of common shares beneficially owned or controlled or directed, directly or indirectly, at present[1]	Percentage of Securities Held
DONALD E. RANTA Colorado, USA *Director, President & Chief Executive Officer*	President, Rare Element Resources Ltd.; consultant for various mining companies; 2004-06 Vice President - Exploration, Gryphon Gold Corp	October 1, 2007	50,000	0.17%
MARK T. BROWN[2] British Columbia, Canada *Director & Chief Financial Officer*	President, Pacific Opportunity Capital Ltd.	June 3, 1999	1,608,145[3]	5.45%
M. NORMAN ANDERSON British Columbia, Canada *Director*	President, Norman Anderson & Associates	July 17, 2003	50,000	0.17%
NORMAN W. BURMEISTER[2] Wyoming, United States *Director*	President, Saratoga Gold Company Ltd.	July 17, 2003	495,000	1.68%
STEPHEN P. QUIN[2] British Columbia, Canada *Director*	President, Capstone Mining Corp.	May 3, 2005	7,500	0.03%
GREGORY E. MCKELVEY Arizona, United States *Director*	President, Animas Resources Ltd.; consultant for various mining companies.	February 19, 2008	Nil	Nil
WINNIE WONG British Columbia, Canada *Corporate Secretary*	Vice President, Pacific Opportunity Capital Ltd.	N/A	9,500	0.03%

Notes:

(1)   The information as to common shares beneficially owned or controlled has been provided by the directors themselves.
(2)   Member of the Company's Audit Committee.
(3)   920,145 of these common shares are held by Pacific Opportunity Capital Ltd., a company of which Mark Brown is the President and a director, 45,000 of these common shares are held by a company 100% owned by Mark Brown and 643,000 of these commons shares are held by Mark Brown personally.

Term of Office

The term of office for the Company's directors and officers and members of the Company's audit committee expires at each annual general meeting. The board of directors after each such meeting appoints the Company's officers and committees for the ensuing year.

Share Ownership

As of the date of this AIF, the directors and officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 2,220,145 common shares, which together represent approximately 7.52% of the Company's issued and outstanding common shares before giving effect to the exercise of options or warrants to purchase common shares held by such directors and officers. The statement as to the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and officers of the Company as a group is based upon information furnished by the directors and officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the directors, officers or promoters of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company are, or have been within the past ten years, a director or executive officer of other company which, during such individual's tenure:

(a)   was the subject of a cease trade or similar order or an order that denied that company access to any statutory exemptions for a period exceeding 30 consecutive days;

(b)   was subject to an event that resulted, after the director of executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied that issuer access to any statutory exemptions for a period exceeding 30 consecutive days; or

(c)   within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.

None of the directors, officers or promoters of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company are, or have been within the past ten years, directors, officers or promoters of other companies which were declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with any creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that company.

None of the directors or executive officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a)   any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)   any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

All of the Company's directors are also directors or officers of other companies which are engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. As a result, opportunities provided to a director of the Company may not be made available to the Company, but rather may be offered to a company with competing interests. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company, to disclose any personal interest which they may have in any project or opportunity of the Company, and to abstain from voting on such matters.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interests and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts must be disclosed by such directors or officers in accordance with the BCBCA.

INFORMATION ON AUDIT COMMITTEE

The Company is required to have an audit committee comprised of not less than three directors, a majority of whom are not officers, control persons or employees of the Company or an affiliate of the Company. The Company's current audit committee consists of Mark T. Brown, Stephen P. Quin and Norman W. Burmeister.

Relevant Education and Experience

Based on their business and educational experiences, each audit committee member has a reasonable understanding of the accounting principles used by the Company; an ability to assess the general application of such principles in connection of the accounting for estimates, accruals and reserves; experience analyzing and evaluating financial statements that present a breadth and level of complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more individuals engaged in such activities; and an understanding of internal controls and procedures for financial reporting.

Mark T. Brown received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Accountants of British Columbia. He is currently President of Pacific Opportunity Capital Ltd., a private company which provides financial solutions, equity and management services to small and medium size entrepreneurial enterprises. Prior to joining Pacific Opportunity Capital Ltd., Mr. Brown was the controller of three companies: Eldorado Gold Corporation, Miramar Mining Corporation and Northern Orion Exploration Ltd. Eldorado Gold Corporation is currently listed on the Toronto Stock Exchange and the American Stock and Options Exchange and Miramar Mining Corporation was listed on the Toronto Stock Exchange before being acquired by Newmont Mining Corporation. Between 1990 and 1994, Mr. Brown worked with PricewaterhouseCoopers. He is currently a director and /or officer of various other public companies.

Stephen P. Quin is a professional geologist with 29 years of international experience in exploration, mine development and operations and corporate development and was President and CEO of Sherwood Copper Corporation from September, 2005 until November, 2008 when it was acquired by Capstone Mining Corp. Mr. Quin is now Director, President and COO of Capstone Mining Corp. From 1987 to August 2005 Mr. Quin was Executive Vice President of Miramar Mining Corporation. Mr. Quin is a graduate in mining geology from the Royal School of Mines, London, and has over 29 years experience in exploration, mining and corporate affairs. Since 2008, he has been a Director of Capstone Mining Corp. (and of Sherwood Copper, its predecessor, since 2001), since 2008 a director of Bear Lake Gold Ltd. (and its predecessor Maximus Ventures Ltd. since 2006); since 2006, a Director of Kimber Resources Inc.; since 2005, a Director of Mercator Minerals Ltd.; and since 2008, a Director of Troon Ventures Ltd.

Norman W. Burmeister graduated from the Colorado School of Mines in Mining Geology in 1961 and has over 40 years of experience in the mining industry. He holds a professional engineer license from the Association of Professional Engineers and Geoscientists of British Columbia. He was Chief Geologist for Silver Standard Resources from 1965 to 1978. In 1980 he founded Bull Run Corporation and served as its Chairman/CEO until 1992. During that period Bull Run successfully found, explored and developed a significant gold mine in Elko County, Nevada. From 2003 to 2007, he was President/CEO/Director of Bayswater Uranium Corp. From 2003 to 2005, he was President/CEO of the Company and its predecessor companies. Since 2006, he has been President/CEO/Director of Saratoga Gold Company Ltd.

Audit Committee Charter

The text of the audit committee's charter is attached as Schedule "A" to this AIF.

Independence

National Instrument 52-110 *Audit Committees*, ("NI 52-110") provides that a member of an audit committee is "independent" if the member has no direct or indirect material relationship with the Company, which could, in the view of the Company's board of directors, reasonably interfere with the exercise of the member's independent judgment.

A majority of the members of the Company's audit committee, are independent as that term is defined. Mark Brown is not considered independent. As a "venture issuer", the Company is not required to have all independent directors on its audit committee.

Financial Literacy

NI 52-110 provides that an individual is "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

All of the members of the Company's audit committee are financially literate as that term is defined.

Audit Committee Oversight

Since the commencement of the Company's most recently completed financial year, the audit committee of the Company has not made any recommendations to nominate or compensate an external auditor which were not adopted by the board of directors of the Company.

Reliance on Certain Exemptions

Since the commencement of the Company's most recently completed financial year, the Company has not relied on:

(a)   the exemption in section 2.4 (*De Minimis Non-audit Services*) of NI 52-110; or
(b)   an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures

The audit committee has not adopted any specific policies and procedures for the engagement of non-audit services.

Audit Fees

The following table sets forth the fees paid by the Company to DeVisser Gray, Chartered Accountants, for services rendered in the last two fiscal years:

	2008	**2009**
DeVisser Gray		
Audit Fees	CDN$15,000	CDN$15,000
Audit-Related Fees	N/A	N/A
Tax Fees	N/A	N/A
All Other Fees	N/A	N/A
TOTAL	**CDN$15,000**	**CDN$15,000**

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

Neither the Company nor its subsidiaries is a party, nor are any of the Company's properties or holdings, subject to any legal proceedings, current or pending, which may materially affect the Company's operating results, financial position or property ownership. Management has no knowledge of any material legal proceedings in which the Company may be a party which are contemplated by governmental authorities or otherwise.

Regulatory Actions

The Company has not:

      (a)   had any penalties or sanctions imposed against it by a court relating to securities legislation or by a securities regulatory authority during the most recently completed financial year and up to the date of this AIF,

      (b)   had any other penalties or sanctions imposed against it by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision,

      (c)   entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the most recently completed financial year and up to the date of this AIF.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Company, other than the following:

1.   Effective October 1, 2009, Donald E. Ranta receives monthly compensation of $12,000 for his services as Chief Executive Officer, pursuant to a management consulting agreement with the Company.

2.   During the year ended June 30, 2009, $103,456 was charged for management fees by Mr. Ranta.

3.   During the year ended June 30, 2008, $69,017 was charged for management fees by Mr. Ranta.

4.   Management, administrative and secretarial functions are provided by Pacific Opportunity Capital Ltd. ("POC"), a private company of which Mark T. Brown, a director and officer of the Company, is the president and director. A total of $114,286 was invoiced by POC for management and accounting services rendered and for the services of Mark T. Brown, the Chief Financial Officer, and four other staff at POC for the year ended June 30, 2009.

5.   During the year ended June 30, 2008, $101,938 was charged by POC for accounting, management fees and rent.

6.   During the year ended June 30, 2007, $95,186 was charged by POC for accounting, management fees and rent.

7.   During the year ended June 30, 2008, $55,861 was charged for management fees by Blue Herron Productions Inc. ("Blue Herron"), a private company controlled by Bill Bird, the former president of the Company.

8.   During the year ended June 30, 2007, $74,238 was charged for management fees by Blue Herron.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent of the Company is Computershare Investor Services Inc. ("Computershare"). Computershare's register of transfers for the Company's common shares is located at its principal offices in Vancouver, BC, at 3rd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9, and in Toronto, Ontario, at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

MATERIAL CONTRACTS

No material contracts were entered into by the Company or its wholly owned subsidiaries since the beginning of the Company's fiscal year ended June 30, 2009 or were entered into prior to such fiscal year, and are still in effect as of the date of this AIF, other than the Joint Venture Agreement dated June 14, 2006 between Rare Element and Newmont on the Bear Lodge Property. See "General Development of the Business".

A copy of the material contract set out above has been filed with the regulatory authorities and is available for review on SEDAR at www.sedar.com.

INTERESTS OF EXPERTS

Name of Experts

The audited consolidated financial statements of the Company for the year ended June 30, 2009 have been audited by DeVisser Gray LLP, Chartered Accountants, 905 West Pender Street, #401, Vancouver, British Columbia, Canada V6C 1L6, as stated in their report. DeVisser Gray LLP, Chartered Accountants is independent in accordance with the Rules of Professional Conduct of British Columbia, Canada.

Alan C. Noble, P.E. of Ore Reserves Engineering in association with James G. Clark, Ph.D. L.Geo. and Donald E. Ranta, Ph.D., C.P.G. of Rare Element prepared the Technical Report entitled "Technical Report on the Mineral Resources of the Bear Lodge Rare Earths Project" dated April 10, 2009, as amended and restated on April 10, 2009 and filed on SEDAR on June 29, 2009. Donald E. Ranta, Ph.D, P.Geo., serves the Board of Directors of the Company as an internal, technically Qualified Person.

Interests of Experts

To the best of management's knowledge, none of the above named experts hold any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of any of the Company's associates or affiliates other than Donald Ranta, who owns 50,000 common shares of the Company and holds 495,000 stock options convertible into common shares of the Company and James G. Clark, Ph.D. L. Geo. who holds 80,000 common shares convertible into common shares of the Company.

ADDITIONAL INFORMATION

General

Information relating to the Company may be found under the Company's profile on the SEDAR website at www.sedar.com. The information available at www.sedar.com includes copies of the full text of the Technical Report and the amended and restated Technical Report prepared for the Company in respect of the Company's Bear Lodge Property described herein.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company's information circular for its annual general meeting held on December 7, 2009, which is available on SEDAR at www.sedar.com.

Additional financial information is provided in the Company's audited consolidated financial statements and management discussion and analysis for the financial year ended June 30, 2009.

RARE ELEMENT RESOURCES LTD.
(the "Company")

AUDIT COMMITTEE CHARTER

The audit committee is a committee of the board of directors to which the board delegates its responsibilities for the oversight of the accounting and financial reporting process and financial statement audits.

The audit committee will:

(a)   review and report to the board of directors of the Company on the following before they are published:

  (i)   the financial statements and MD&A (management discussion and analysis) (as defined in National Instrument 51-102) of the Company;

  (ii)   the auditor's report, if any, prepared in relation to those financial statements,

(b)   review the Company's annual and interim earnings press releases before the Company publicly discloses this information,

(c)   satisfy itself that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements and periodically assess the adequacy of those procedures,

(d)   recommend to the board of directors:

  (i)   the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company; and

  (ii)   the compensation of the external auditor,

(e)   oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting,

(f)   monitor, evaluate and report to the board of directors on the integrity of the financial reporting process and the system of internal controls that management and the board of directors have established,

(g)   monitor the management of the principal risks that could impact the financial reporting of the Company,

(h)   establish procedures for:

  (i)   the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

  (ii)   the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters,

(i)   pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company's external auditor,

(j)   review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company, and

(k)   with respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and the Chief Financial Officer to comply with Multilateral Instrument 52-109.

Composition of the Committee

The committee will be composed of 3 directors from the Company's board of directors, a majority of whom will be independent. Independence of the Board members will be as defined by applicable legislation and as a minimum each independent committee member will have no direct or indirect relationship with the Company which, in the view of the board of directors, could reasonably interfere with the exercise of a member's independent judgment.

All members of the committee will be financially literate as defined by applicable legislation. If, upon appointment, a member of the committee is not financially literate as required, the person will be provided a three month period in which to achieve the required level of literacy.

Authority

The committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the committee will set the compensation for such advisors.

The committee has the authority to communicate directly with and to meet with the external auditors and the internal auditor, without management involvement. This extends to requiring the external auditor to report directly to the committee.

Reporting

The reporting obligations of the committee will include:

1.   reporting to the board of directors on the proceedings of each committee meeting and on the committee's recommendations at the next regularly scheduled directors' meeting; and

2.   reviewing, and reporting to the board of directors on its concurrence with, the disclosure required by Form 52-110F2 in any management information circular prepared by the Company.

Exhibit 99.3

RARE ELEMENT RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2009

(Unaudited)

410-325 Howe Street, Vancouver, BC V6C 1Z7 (T) 604-687-3520 (F) 604-688-3392
www.rareelementresources.com

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by, and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

RARE ELEMENT RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
(Expressed in US Dollars)

	December 31, 2009		June 30, 2009	
	(Unaudited)		(Audited)	
ASSETS				
CURRENT				
Cash and cash equivalents	$	5,112,032	$	2,334,145
Accounts receivable		8,387		50,195
Prepaid expenses		20,638		27,978
		5,141,057		2,412,318
Equipment (Note 4)		44,940		1,872
Mineral properties and deferred exploration costs (Note 3)		4,263,186		1,609,496
Reclamation bond (Note 5)		110,533		10,533
	$	9,559,716	$	4,034,219

LIABILITIES

CURRENT				
Accounts payable and accrued liabilities	$	181,105	$	56,692
Due to related parties (Note 7)		13,762		9,769
		194,867		66,461

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)		12,294,650		7,841,832
WARRANTS (Note 6)		2,072,959		627,442
CONTRIBUTED SURPLUS (Note 6)		866,603		876,046
DEFICIT		(5,869,363)		(5,377,562)
		9,364,849		3,967,758
	$	9,559,716	$	4,034,219

NATURE OF OPERATIONS (Note 1)
COMMITMENTS AND CONTINGENCIES (Note 8)
SUBSEQUENT EVENTS (Note 13)

APPROVED BY THE BOARD OF DIRECTORS:

"Donald E. Ranta"	*"Mark T. Brown"*
Donald E. Ranta	Mark T. Brown

See accompanying notes to consolidated financial statements

3

RARE ELEMENT RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in US Dollars)
(Unaudited)

	For the three months ended December 31		For the six months ended December 31	
	2009	2008	2009	2008
EXPENSES				
Audit and legal	$ 29,687	$ 1,055	$ 38,998	$ 1,631
Accounting and administrative fees (Note 7)	49,945	29,008	88,635	50,416
Amortization	1,082	759	2,017	1,564
Bank charges	1,459	608	2,362	1,234
Consulting	14,897	-	14,897	-
Corporate development	21,018	-	77,976	-
Foreign exchange loss (gain)	(147,095)	256,055	(273,741)	309,455
Investor relations and shareholder communication	67,666	45,430	140,516	97,210
Management fees (Note 7)	72,860	26,579	111,863	52,260
Office and miscellaneous	37,562	10,292	50,652	18,015
Rent (Note 7)	6,830	1,898	8,878	3,582
Stock-based compensation	81,684	57,580	194,354	139,397
Transfer and listing fees	18,589	10,018	22,014	10,976
Travel	18,796	16,721	30,007	36,676
	274,980	456,003	509,428	722,416
OTHER ITEM				
Interest income	8,657	7,041	17,627	15,938
NET LOSS FOR THE PERIOD	266,323	448,962	491,801	706,478
LOSS PER SHARE – BASIC AND DILUTED	$ 0.01	$ 0.02	$ 0.02	$ 0.03
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	29,069,258	23,866,736	28,250,823	23,866,736

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
(Expressed in US Dollars)

Issued and outstanding:	Number of Shares	Share Capital	Warrants	Contributed Surplus	Deficit	Total Shareholders' Equity
BALANCE AS AT JUNE 30, 2008	23,866,736	$ 6,574,447	$ 337,114	$ 542,188	$ (4,123,375)	$ 3,330,374
Issued for cash:						
Private placement (Note 6b(i))	2,000,000	1,042,722	290,328	-	-	1,333,050
Exercise of options (Note 6b(ii))	398,000	235,442	-	(94,492)	-	140,950
Share issue costs (Note 6b(i))	-	(10,779)	-	-	-	(10,779)
Stock-based compensation (Note 6e)	-	-	-	428,350	-	428,350
Net loss for the year	-	-	-	-	(1,254,187)	(1,254,187)
BALANCE AS AT JUNE 30, 2009	26,264,736	7,841,832	627,442	876,046	(5,377,562)	3,967,758
Issued for cash:						
Private placements (Notes 6b(iii) & (iv))	2,200,000	2,996,863	1,453,097	-	-	4,449,960
Exercise of warrants (Note 6b(v))	25,000	30,783	(7,580)	-	-	23,203
Exercise of options (Note 6b(vi))	432,000	462,520	-	(203,797)	-	258,723
Shares issued on property acquisition (Note 6b(vii))	320,000	1,007,251		-	-	1,007,251
Share issue costs (Notes 6b(iii) & (iv))	-	(44,599)	-	-	-	(44,599)
Stock-based compensation (Note 6e)	-	-	-	194,354	-	194,354
Net loss for the period	-	-	-	-	(491,801)	(491,801)
BALANCE AS AT DECEMBER 31, 2009	29,241,736	$ 12,294,650	$ 2,072,959	$ 866,603	$ (5,869,363)	$ 9,364,849

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in US Dollars)
(Unaudited)

	For the three months ended December 31		For the six months ended December 31	
	2009	2008	2009	2008
CASH PROVIDED BY (USED IN) OPERATIONS				
Net loss for the period	$ (266,323)	$ (448,962)	$ (491,801)	$ (706,478)
Items not involving cash:				
Amortization	1,082	759	2,017	1,564
Stock-based compensation	81,684	57,580	194,354	139,397
Interest income accrued	5,369	-	-	-
	(178,188)	(390,623)	(295,430)	(565,517)
Changes in non-cash working-capital items:				
Accounts receivable	75,764	33,758	41,808	40,104
Prepaid expenses	49,572	47,455	7,340	16,085
Accounts payable and accrued liabilities	(28,798)	(54,393)	2,380	(2,517)
Due to related parties	(29,637)	(85)	3,993	1,642
	(111,287)	(363,888)	(239,909)	(510,203)
INVESTING ACTIVITIES				
Deferred exploration costs	(1,240,400)	(153,132)	(1,524,406)	(398,822)
Purchase of equipment	(35,340)	-	(45,085)	-
Reclamation bond	-	-	(100,000)	-
	(1,275,740)	(153,132)	(1,669,491)	(398,822)
FINANCING ACTIVITIES				
Cash received for common shares	169,490	-	4,731,886	-
Share issue costs	(945)	-	(44,599)	-
	168,545	-	4,687,287	-
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,218,482)	(517,020)	2,777,887	(909,025)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	6,330,514	1,879,912	2,334,145	2,271,917
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$ 5,112,032	$ 1,362,892	$ 5,112,032	$ 1,362,892
Cash and cash equivalents consist of:				
Cash	$ 5,112,032	$ 135,442	$ 5,112,032	$ 135,442
GIC Investments	-	1,227,450	-	1,227,450
	$ 5,112,032	$ 1,362,892	$ 5,112,032	$ 1,362,892

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.
CUMULATIVE SCHEDULE OF MINERAL PROPERTY COSTS
(Expressed in US Dollars)

	Balance June 30, 2008	Expenditures for the year	Balance June 30, 2009	Expenditures for the period	Balance December 31, 2009
	(Audited)		(Audited)		(Unaudited)
Bear Lodge Property					
Property acquisition costs	$ 17,721	$ 23,000	$ 40,721	$ -	$ 40,721
Staking	17,949	-	17,949	-	17,949
Exploration expenditures					
Assays	13,374	16,573	29,947	102,105	132,052
Assessments and taxes	20,104	-	20,104	-	20,104
Camp	-	-	-	21,514	21,514
Drilling	459,960	274,712	734,672	925,266	1,659,938
Engineering consulting	-	-	-	70,299	70,299
Environmental costs	-	-	-	5,636	5,636
Geochemistry	-	-	-	33,272	33,272
Geological consulting	227,482	211,277	438,759	278,042	716,801
Geophysical	300	-	300	-	300
Metallurgical testing	93,530	61,500	155,030	176,635	331,665
Overhead expenses	10,839	2,685	13,524	9,241	22,765
Resource estimation	-	-	-	5,401	5,401
Survey	34,338	-	34,338	6,187	40,525
Travel expenses	24,018	400	24,418	12,841	37,259
Wages	99,734	-	99,734	-	99,734
Total exploration expenditures on Bear Lodge property	1,019,349	590,147	1,609,496	1,646,439	3,255,935
Eden Lake Property					
Property acquisition costs	-	-	-	1,007,251	1,007,251
Total exploration expenditures on Eden Lake property	-	-	-	1,007,251	1,007,251
TOTAL EXPENDITURES	$ 1,019,349	$ 590,147	$ 1,609,496	$ 2,653,690	$ 4,263,186

See accompanying notes to consolidated financial statements

1. NATURE OF OPERATIONS

Rare Element Resources Ltd. ("Rare Element" or "the Company") was incorporated under the laws of the Province of British Columbia on June 3, 1999.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company's continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, obtaining the necessary permits to mine, and on future profitable production or proceeds from the disposition of the mineral property interests. To date, the Company has no revenue and has an accumulated operating deficit of $5,869,363.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Interim financial statements
These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of application as the annual financial statements. These interim consolidated financial statements do not include in all respects the annual disclosure requirements of generally accepted accounting principles and should be read in conjunction with the most recent annual statements.

Basis of presentation and principles of consolidation
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are inclusive of the accounts of the Company and Paso Rico Resources Ltd. ("Paso Rico"), together with those of Paso Rico's wholly-owned subsidiaries, Minera Santa Regina, S.A. de C.V., Compania Minera Real de las Lomas, S.A. de C.V. and Paso Rico (USA), Inc. The Company is in the process of winding down the two Mexican companies.

Use of estimates
The preparation of these consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Foreign currency translation
The Company's reporting currency is the US Dollar. The Company's Canadian operations are considered to be integrated with foreign currency transactions translated into US Dollars as follows:

- monetary assets and liabilities at the rates of exchange prevailing at the balance sheet dates;
- other assets and liabilities at the applicable historical exchange rates;
- revenues and expenses at the average rates of exchange for the period, and;
- gains and losses arising from the conversion of foreign-currency balances and transactions are reported in income as they occur.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Mineral properties and deferred exploration costs

The cost of mineral properties and related exploration expenditures are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized over the estimated useful life of the properties following the commencement of production, or written-off if the properties are allowed to lapse or are abandoned.

Cost includes the cash consideration and the fair market value of shares issued for the acquisition of mineral properties. Properties acquired under option agreements are recorded in the accounts at such time as payments are made. Proceeds from options granted are applied to the cost of the related property and any excess is included in income for the period.

The recorded amounts of mineral claim acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its mineral properties periodically and will recognize an impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or from the sale of the property. Management's assessment of a property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Cash and cash equivalents

Provided that the instruments are readily convertible at the balance sheet date into cash without penalty at their carrying value, the Company considers its highly liquid term investments, typically with Canadian Chartered banks, to be cash equivalents. The Company maintains its cash and cash equivalents in bank deposit accounts which exceed federally insured limits. At December 31, 2009, the Company had its cash and cash equivalents with one financial institution. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents and holds no asset backed commercial paper.

Amortization

The Company provides for amortization on its computer equipment at 55% and drilling equipment at 30% declining balance (one-half of the rate is taken in the year of acquisition and disposition).

Income taxes

The Company accounts for and measures future tax assets and liabilities in accordance with the liability method, where future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively-enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the future benefit is taken and no asset is recognized. Such an allowance applies fully to all potential income tax assets of the Company.

(Expressed in US Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Loss per share
The loss per share is computed using the weighted average number of shares outstanding during the period. Diluted loss per share is not presented as the effect on the basic loss per share would be anti-dilutive.

Stock-based compensation
The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. The offset is initially credited to contributed surplus and subsequently transferred to share capital if and when the related options are exercised. Cash received on the exercise of stock options is also credited to share capital.

Asset retirement obligations
The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.

The associated asset retirement costs are capitalized as part of the carrying amount of long lived assets. The liability is accreted over the estimated time period until settlement of the obligation and asset is depreciated over the estimated remaining useful life of the asset. Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting form revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability and the related capitalized asset retirement cost.

New accounting pronouncements
The CICA has issued new standards which may affect the financial disclosures and results of operations of the Company. The Company will adopt the requirements on the date specified in each respective section and is considering the impact this will have on the consolidated financial statements.

a) Business combinations, consolidated financial statements and non-controlling interests
CICA sections 1582, 1601 and 1602 replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141(R), Business Combinations and No. 160 Non-controlling Interests in Consolidated Financial Statements. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

b) Impaired loans
In August 2009, the CICA amended Section 3025, Impaired loans. This Section has been amended to conform the definition of a loan to that in amended Section 3855 and to include held-to-maturity investments within the scope of this section. These amendments apply to annual financial statements relating to fiscal years beginning on or after November 1, 2008. This standard is not expected to have an impact on the Company’s financial position or results of operations.

(Expressed in US Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

New accounting pronouncements, Continued

c) Comprehensive revaluation of assets and liabilities

In August 2009, the CICA amended Section 1625, Comprehensive revaluation of assets and liabilities. This section has been amended as a result of issuing Business combinations, Section 1582, Consolidated financial statements, Section 1601, and Non-controlling interests, Section 1602, in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. If the Company adopts this section for a fiscal year beginning before January 1, 2011, it also adopts Section 1582. The adoption of this standard is not expected to have a material impact on the Company's results of operations or its financial position.

d) Equity

In August 2009, as a result of issuing Section 1602, Non-Controlling Interests, the CICA amended Section 3251, Equity. The amendments apply only to entities that have adopted Section 1602.

e) Financial instruments-recognition and measurement

In August 2009, the CICA amended Section 3855, Financial Instruments-Recognition and Measurement. This section has been amended to add guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category. These amendments apply to reclassifications made on or after July 1, 2009. Earlier adoption is permitted. Also, this Section has been amended to:

- change the categories into which a debt instrument is required or permitted to be classified;
- change the impairment model for held-to-maturity financial assets to the incurred credit loss model of Impaired loans, Section 3025; and
- require reversal of previously recognized impairment losses on available-for sale financial assets in specified circumstances.

These amendments apply to annual financial statements relating to fiscal years beginning on or after November 1, 2008. This standard is not expected to have a material impact on the Company's financial condition or operation results.

International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company's reporting no later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Company's accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency activities, certain contractual arrangements, capital requirements and compensation arrangements. The Company is currently evaluating the future impact of IFRS on its financial statements and will continue to invest in training and additional resources to ensure a timely and accurate conversion.

Comparative figures

Certain of the prior period's figures have been reclassified to conform with the current period's financial statement presentation.

(Expressed in US Dollars)

3. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

The amounts shown represent costs incurred to date, and do not necessarily represent present or future values as these are entirely dependent upon the economic recovery of future ore reserves. A summary of current property interests is as follows:

Bear Lodge Property
The Company, through its wholly-owned subsidiary, Paso Rico (USA), Inc., holds a 100% interest in a group of unpatented mineral claims known as the Bear Lodge Property. The property is situated in the Bear Lodge Mountains of Crook County, in northeast Wyoming. These claims were, in part, acquired from Freeport-McMoRan Copper & Gold ("Freeport") by way of a "Mineral Lease and Option for Deed". Certain claims and a portion of a defined area of influence surrounding the claims were subject to a production royalty of 2% of Net Smelter Returns ("NSR") royalty payable to Freeport. On March 31, 2009, the Company re-purchased the NSR for $50,000, $27,000 of which was assigned to Newmont. Paso Rico (USA), Inc. also owns a portion of the claim group outright and these claims are not subject to the NSR.

The property comprises 90 federal unpatented mineral claims and a 640-acre Wyoming state lease for a total of approximately 2,100 acres. There is a sliding scale royalty on certain state lease land due to the State of Wyoming if ore is mined from the state section.

On June 1, 2006, Paso Rico (USA), Inc. and Newmont North America Exploration Limited ("Newmont"), a subsidiary of Newmont Mining Corporation, signed an agreement to establish a gold-exploration venture on the Company's Bear Lodge, Wyoming property ("Venture"). Under the agreement, Newmont has the right to earn a 65% participating interest in the Bear Lodge property, excluding any rights to the rare-earth elements and uranium, but including rights to gold and other metals, by spending $5 million on property exploration by 2011.

Newmont also has the right to earn an additional 15% participating interest by completing a positive feasibility study. If the Company's interest is reduced to 20%, the Company shall have a financing option by which it may elect for Newmont to carry the Company's share of Venture expenditures, without further dilution to the Company, until commencement of mining on the property. The funds advanced by Newmont under the financing option, plus interest at LIBOR plus 3%, shall be recouped from 90% of the Company's portion of the proceeds from production.

Newmont staked an additional 116 Federal lode mineral claims, which are included as part of the Venture's property. The total Venture area of interest consists of approximately nine square miles, mostly located in the north portion of the Bear Lodge Mountains.

Newmont is the operator of the gold-exploration program. The Company continues to operate its own rare-earth-element exploration program; however, if the two exploration programs conflict, the Venture, under Newmont, may choose to operate both programs. The Company is advancing the exploration and evaluation of the rare-earth mineralization on the Bear Lodge property.

All claims are located on federal lands and are subject to annual maintenance fees payable to the United States Bureau of Land Management. These fees are now paid by Newmont as long as the Newmont agreement remains in effect.

(Expressed in US Dollars)

3. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS, Continued

Eden Lake Property
On October 30, 2009, the Company acquired 100% of the Eden Lake rare earth elements project from VMS Ventures Inc. for a payment of 300,000 common shares (Note 6b(vii)).

The underlying owner Strider Resources Limited retains a 3% NSR with the Company having the right to buy 50% of NSR at anytime for $1.5 million CDN.

Finders' fees of 20,000 common shares were issued to two parties for this acquisition. The common shares issued on the acquisition have trading restrictions over an 18-month period.

On December 1, 2009, the Company signed a letter of intent with Medallion Resources Ltd. ("Medallion") to grant Medallion an option to earn a 65% interest in a joint venture to explore and develop the property. The terms of the agreement require Medallion to pay a total $1,450,000 CDN in cash, issue an aggregate of 1,800,000 shares and complete $2,250,000 CDN in the property exploration work commitment expenditures over a five-year period.

Medallion will be the operator of the exploration program during the option period.

Nuiklavik property
On November 12, 2009, the Company entered into letter of intent, and on January 6, 2010 signed a purchase and sale agreement with Altius Resources Inc. (a wholly owned subsidiary of Altius Minerals Corp.)("Altius"), to acquire a 100% interest in 790 mineral claims located in central Labrador for a payment of 200,000 shares of the Company issued subsequent to December 31, 2009 (Note 13).

Altius will retain a total gross overriding royalty of 2 % on the property, of which the Company may purchase 50% at any time for $2,500,000 CDN.

4. EQUIPMENT

	December 31, 2009	June 30, 2009
Computer equipment	$ 4,962	$ 4,962
Geological equipment	45,085	-
Accumulated amortization	(5,107)	(3,090)
Net book value	**$ 44,940**	**$ 1,872**

(Expressed in US Dollars)

5. RECLAMATION BOND

The Company was required to post a reclamation bond which covers the cost to reclaim the ground disturbed during its exploration programs at the Bear Lodge Property. On July 23, 2004, $10,000 was transferred to the Wyoming Department of Environmental Quality for the bond required to cover the exploration program. The Company must complete certain reclamation work for these funds to be released, but may leave the bond in place for future exploration programs, even if such work is completed. Interest of $533 was accrued on this bond as of December 31, 2009.

In August 2006, an additional bond of $10,000 was set up in the name of Paso Rico (USA), Inc., but it was paid by Newmont. This bond covers Newmont's gold-exploration reclamation work and is not included in these financial statements. It will revert to Newmont if and when Newmont completes its reclamation.

In August 2009, another $100,000 bond was set up in the name of Paso Rico (USA), Inc., for the benefit of the Company and covers the Company's rare-earth exploration reclamation work.

6. SHARE CAPITAL AND CONTRIBUTED SURPLUS

a. Authorized – unlimited number of common shares without par value.

b. Issued

i) On May 27, 2009, the Company completed a non-brokered private placement for $1,500,000 CDN. The offering consisted of 2,000,000 units at $0.75 CDN per unit. Each unit comprised one common share and one-half of a non-transferable share-purchase warrant. A whole warrant is exercisable into a common share of the Company at $1.00 CDN until November 27, 2010. The fair value of $290,328 was assigned to the warrants based upon the average of the pro-rata method and the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.27%, an expected life of 1.5 year, annualized volatility of 108%, and a dividend rate of 0%. A total of $10,779 was included in share issue costs.

ii) In fiscal year 2009, a total of 398,000 options at prices ranging from $0.25 CDN to $0.58 CDN were exercised for proceeds of $140,950. A fair value of $94,492 was recognized on these exercised options.

iii) On July 24, 2009, the Company completed a non-brokered private placement for $1,800,000 CDN. The offering consisted of 1,200,000 units at $1.50 CDN per unit. Each unit consists of one common share and one-half of a non-transferable share-purchase warrant. A whole warrant is exercisable into a common share of the Company at $2.10 CDN until January 24, 2011. The fair value of $401,088 was assigned to the warrants based upon the average of the pro-rata method and the Black-Scholes option pricing model. The assumption used were a risk-free interest rate of 1.33%, an expected life of 1.5 year, annualized volatility of 132%, and a dividend rate of 0%. A total of $17,070 was included in share issue costs.

(Expressed in US Dollars)

6. SHARE CAPITAL AND CONTRIBUTED SURPLUS, Continued

iv) On September 21, 2009, the Company completed a non-brokered private placement for $3,000,000 CDN. The offering consisted of 1,000,000 units at $3.00 CDN per unit. Each unit consists of one common share and one non-transferable share-purchase warrant. Each warrant is exercisable into a common share of the Company at $4.25 CDN until March 21, 2011. The fair value of $1,052,009 was assigned to the warrants based upon the average of the pro-rata method and the Black-Scholes option pricing model. The assumption used were a risk-free interest rate of 1.28%, an expected life of 1.5 year, annualized volatility of 137%, and a dividend rate of 0%. A total of $27,259 was included in share issue costs.

v) During the six months ended December 31, 2009, a total of 25,000 warrants at a price $1 CDN were exercised for proceeds of $23,203. A fair value of $7,580 was recognized on these exercised warrants.

vi) During the six months ended December 31, 2009, a total of 432,000 options at prices ranging from $0.55 CDN to $1.15 CDN were exercised for proceeds of $258,723. A fair value of $203,797 was recognized on these exercised options.

vii) On November 11, 2009, the Company issued 300,000 shares at a fair value of $944,298 on acquisition of Eden Lake property and 20,000 shares as finders' fees at a fair value of $62,953 on that acquisition.

c. Stock Options

The following table summarizes the Company's stock option activity:

	Number of Options	Weighted Average Exercise Price (CDN$)
Outstanding, June 30, 2008	2,546,000	0.62
Granted	1,400,000	0.58
Exercised	(398,000)	0.40
Expired	(750,000)	0.35
Outstanding, June 30, 2009	2,798,000	0.71
Granted	230,000	2.40
Exercised	(432,000)	0.65
Outstanding, December 31, 2009	2,596,000	0.87

(Expressed in US Dollars)

6. SHARE CAPITAL AND CONTRIBUTED SURPLUS, Continued

At December 31, 2009, the following options were outstanding:

Expiry Date	Number of Options	Exercise Price (CDN$)	Weighted Average Remaining Contractual Life (Years)
April 28, 2011*	150,000	0.55	1.32
January 10, 2012	20,000	0.55	2.03
September 1, 2012	350,000	1.00	2.67
October 12, 2012	350,000	1.00	2.78
October 15, 2012	25,000	1.00	2.79
February 19, 2013	65,000	1.15	3.14
January 27, 2014	1,226,000	0.58	4.08
July 20, 2014	200,000	2.09	4.55
October 2, 2014	30,000	4.49	4.76
	2,596,000		3.41

* Subsequently, 50,000 of these options were exercised.

d. Warrants

The following table summarizes the Company's warrant activity:

	Number of Shares	Weighted Average Exercise Price (CDN$)
Outstanding, June 30, 2008	537,500	1.35
Granted	1,000,000	1.00
Expired	(537,500)	1.35
Outstanding, June 30, 2009	1,000,000	1.00
Granted	1,600,000	3.44
Exercised	(25,000)	1.00
Outstanding, December 31, 2009	2,575,000	2.52

At December 31, 2009, the following warrants were outstanding:

Expiry Date	Number of Warrants	Exercise Price (CDN$)	Weighted Average Remaining Contractual Life (Years)
November 27, 2010	975,000	1.00	0.91
January 24, 2011*	600,000	2.10	1.07
March 21, 2011	1,000,000	4.25	1.22
	2,575,000		1.07

* Subsequently, 4,500 of these warrants were exercised.

(Expressed in US Dollars)

6. SHARE CAPITAL AND CONTRIBUTED SURPLUS, Continued

e. Stock-based compensation

The fair value of stock options and warrants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2009	2008
Risk-free interest rate	1.28 – 2.52%	1.27 – 2.03%
Annualized volatility	116-132%	92 - 108%
Expected dividend yield	Nil	Nil
Expected option life in years	1.5 – 5 years	1.5 - 5 years

During the six months ended December 31, 2009, the Company recognized $194,354 (2008 - $139,397) of stock-based compensation expense for options granted to directors, officers, and consultants.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect fair value estimates and, therefore, it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock-option grants.

7. RELATED PARTY TRANSACTIONS

During the six months ended December 31, 2009:

a) $111,863 (2008 - $52,260) was charged for management fees by an officer and director and bonus paid to an officer of the Company. As at December 31, 2009, $Nil (June 30, 2009 - $Nil) was owed to the officer.

b) $92,812 (2008 - $53,326) was charged by a private company controlled by a director and officer of the Company for accounting, management fees and rent. As at December 31, 2009, $13,762 (June 30, 2009 - $9,769) was owed to this private company.

Related party transactions were in the normal course of operations and are measured at the fair value amount as determined by management. The amounts owed bear no interest and are unsecured with no repayment terms.

8. COMMITMENTS AND CONTINGENCIES

Potential environmental contingency
The Company's mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment, and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The ultimate amount of reclamation and other future site-restoration costs to be incurred for existing mining interests is uncertain.

(Expressed in US Dollars)

9. SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being exploration and development of mineral properties.

Summarized financial information for the geographic segments the Company operates in are as follows:

	Canada	United States	Total
As at December 31, 2009			
Assets	$ 5,141,057	$ 4,418,659	$ 9,559,716
As at June 30, 2009			
Assets	$ 2,414,190	$ 1,620,029	$ 4,034,219

	Canada	United States	Total
For the six months ended December 31, 2009			
Loss for the period	$ 491,531	$ 270	$ 491,801
Capital expenditures	$ -	$ 2,809,163	$ 2,809,163
For the six months ended December 31, 2008			
Loss for the period	$ 706,218	$ 260	$ 706,478
Capital expenditures	$ -	$ 398,822	$ 398,822

10. FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company’s financial instruments typically consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities.

Cash equivalents and temporary investments have been classified as held for trading and are re-valued to market at each period end. Unrealized gains and losses on re-valuation are recorded in operations.

Accounts receivable are classified as loans and receivables and are carried at amortized cost. Accounts payable and accrued liabilities are classified as other liabilities and are carried at amortized cost. These instruments have fair values which approximate their cost due to their short-term nature.

The Company’s operations consist of the acquisition and exploration of mineral resource properties in United States. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors.

10. FINANCIAL INSTRUMENTS AND RELATED RISKS, Continued,

a) Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i) Trade credit risk

The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant credit risk and overall the Company's credit risk has not changed significantly from the prior year.

(ii) Cash and cash equivalents

In order to manage credit and liquidity risk the Company invests only in highly rated investment grade instruments that have maturities of six months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

(iii) Derivative financial instruments

As at December 31, 2009, the Company has no derivative financial instruments. It may in the future enter into derivative financial instruments and in order to manage credit risk, it will only enter into derivative financial instruments with highly rated investment grade counterparties.

b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

c) Interest rate risk

The Company's interest revenue earned on cash and on short term investments is exposed to interest rate risk. The Company does not enter into derivative contracts to manage this risk, and the Company's exposure to interest rate is very low as the Company has limited short term investments.

d) Currency risk

The Company's property interests in the United States subject it to foreign currency fluctuations which may adversely affect the Company's financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar and US dollar.

A one cent change in the US/CDN dollar currency rate would affect the Company's estimated one-year exploration expenditures by $40,000.

The Company does not invest in derivatives to mitigate these risks.

e) Interest rate risk

The Company limits its exposure to interest rate risk as it invests only in short term investments at major Canadian financial institutions.

A one percent change in interest rates changes the results of operations by $40,000.

11. MANAGEMENT OF CAPITAL RISK

The Company manages its cash and cash equivalents, common shares, stock options and warrants as capital (Note 6). The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company's investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through fiscal 2010.

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States ("U.S. GAAP"), and that impact consolidated financial statement line items, are described below.

Mineral property costs
Under Canadian GAAP, mineral exploration expenditures can be deferred on prospective mineral rights until such time as it is determined that further exploration work is not warranted, at which time the mineral exploration expenditures are written-off. Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the mineral rights are capable of economic commercial production.

(Expressed in US Dollars)

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, Continued,

		December 31, 2009		June 30, 2009
a) Assets				
Mineral property costs under Canadian GAAP	$	4,263,186	$	1,609,496
Less deferred costs expensed under U.S. GAAP		(4,263,186)		(1,609,496)
Mineral property costs under U.S. GAAP	$	-	$	-
b) Deficit				
Closing deficit under Canadian GAAP	$	(5,869,363)	$	(5,377,562)
Adjustment to deficit for mineral property costs expensed under U.S. GAAP		(4,263,186)		(1,609,496)
Closing deficit under U.S. GAAP	$	(10,132,549)	$	(6,987,058)
c) Net Loss				
Net loss under Canadian GAAP	$	(491,801)	$	(1,254,187)
Mineral property costs expensed under U.S.GAAP		(2,653,690)		(590,147)
Net loss under U.S. GAAP	$	(3,147,095)	$	(1,844,334)
d) Basic and Diluted Loss Per Share - U.S. GAAP	$	(0.11)	$	(0.08)
e) Cash flows – Operating activities				
Cash used in operating activities – Canadian GAAP	$	(239,909)	$	(810,846)
Loss under Canadian GAAP		491,801		1,254,187
Loss under U.S. GAAP		(3,145,491)		(1,844,334)
Non-cash exploration costs expensed under U.S.GAAP		1,129,284		-
Cash used in operating activities – U.S. GAAP	$	(1,764,315)	$	(1,400,993)
f) Cash flows - Investing Activities				
Cash used in investing activities - Canadian GAAP	$	(1,669,491)	$	(581,012)
Mineral property costs expensed under U.S. GAAP		1,524,406		581,012
Cash used in investing activities - U.S. GAAP	$	(145,085)	$	-

11. SUBSEQUENT EVENTS

a. Subsequently, 50,000 options were exercised for gross proceeds of $27,500 CDN and 4,500 warrants were exercised for gross proceeds of $9,450 CDN.

b. On January 12, 2010, the Company issued 200,000 shares at a fair value of $746,000 CDN on acquisition of Nuiklavik property.

Form 52-109FV2
Certification of interim filings - venture issuer basic certificate

I, **Donald E. Ranta***, Chief Executive Officer & President*, **Rare Element Resources Ltd.** certify the following:

1.   *Review:* I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of **Rare Element Resources Ltd.** (the "issuer") for the interim period ended **December 31, 2009**.

2.   *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.   *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: **February 16, 2010**

"Donald E. Ranta"
_____
Donald E. Ranta
Chief Executive Officer & President

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)   controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)   a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2
Certification of interim filings - venture issuer basic certificate

I, **Mark T. Brown***, Chief Financial Officer*, **Rare Element Resources Ltd.** certify the following:

1.   ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of **Rare Element Resources Ltd.** (the "issuer") for the interim period ended **December 31, 2009**.

2.   ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.   ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: **February 16, 2010**

"Mark T Brown"
_____
Mark T. Brown
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)   controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)   a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

RARE ELEMENT RESOURCES LTD.
<u>MANAGEMENT DISCUSSION AND ANALYSIS</u>
<u>FOR THE SIX MONTHS ENDED DECEMBER 31, 2009</u>
<u>Containing information up to, and including February 16, 2010</u>

Management's Discussion and Analysis ("MD&A") is intended to help the reader understand the consolidated financial statements of Rare Element Resources Ltd. ("Rare Element Resources" or the "Company"). The information provided herein should be read in conjunction with the Company's unaudited consolidated financial statements and notes for the six months ended December 31, 2009 and audited consolidated financial statements and notes for the year ended June 30, 2009.

Management is responsible for the preparation and integrity of the consolidated financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management also ensures that information used internally or disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable.

The Company's board of directors follows recommended corporate-governance guidelines for public companies to ensure transparency and accountability to shareholders. The board's audit committee meets with management regularly to review the consolidated financial statements, including the MD&A, and to discuss other financial, operating and internal-control matters.

The reader is encouraged to review the Company's statutory filings on www.sedar.com.

All currency amounts are expressed in US dollars unless otherwise noted.

Overall Performance
The Company's principal activity is the acquisition and exploration of mineral properties and is listed as a Tier 1 company in the TSX Venture Exchange. In November 2009, the Company filed a Form 20F with the US Securities and Exchange Commission. Rare Element Resources currently has a "Blue Sky" exemption in the United States due to its listing with Standard & Poors and trades on the US "pink sheets" market under the symbol "RRLMF". The filing of the Form 20F made Rare Element Resources a fully reporting issuer in the United States and the Board of Rare Element Resources will consider a listing with an exchange in the United States.

The Company was incorporated in the province of British Columbia on June 3, 1999 and acquired Paso Rico Resources Ltd. ("Paso Rico") in 2003. Paso Rico owns the Bear Lodge Property in Wyoming, USA, through its wholly owned subsidiary, Paso Rico (USA), Inc. On June 1, 2006, Paso Rico (USA), Inc. and Newmont North America Exploration Limited ("Newmont"), a subsidiary of Newmont Mining Corporation, signed an agreement to establish a gold exploration venture on the Bear Lodge Property.

Newmont has the right to earn a 65% working interest in Rare Element Resources' Bear Lodge property, excluding any rights to the rare-earth elements and uranium but including rights to gold and other metals, by performing $5 million in mineral exploration expenditures over five years. Newmont also has the right to earn an additional 15% participating interest by completing a positive feasibility study.

In February, 2010, Rare Element was named as one the TSX Venture Exchange's Top 50 companies.

Bear Lodge Property
On April 10, 2009, the Company completed a NI 43-101 Resource Report on the Bear Lodge Property. The report presented the current estimated inferred mineral resource of rare-earth elements at Bear Lodge of 9,830,000 tons grading 4.07% rare-earth oxides, or approximately 800 million pounds of rare-earth oxides (see "Rare-earth Exploration" section).

Paso Rico holds a 100% interest in a group of unpatented mineral claims, the Bear Lodge Project property. The property is situated in the Bear Lodge Mountains of Crook County, northeastern Wyoming. These claims were, in part, acquired from Freeport-McMoRan Copper & Gold ("Freeport") by way of a "Mineral Lease and Option for Deed". Some of the claims and a portion of a defined area of influence surrounding the claims are subject to a production royalty of 2% of Net Smelter Returns ("NSR") payable to Freeport. Paso Rico owns a portion of the claim group outright and those claims are not subject to the NSR. On March 31, 2009, the Company re-purchased the NSR for $50,000, $27,000 of which was assigned to Newmont. Paso Rico (USA), Inc. also owns a portion of the claim group outright and these claims are not subject to the NSR.

The Bear Lodge property comprises 90 federal unpatented mineral claims and a 640-acre Wyoming state lease for a total of approximately 2,100 acres. There is a sliding scale royalty on certain state lease land due to the State of Wyoming if ore is mined from the state section. All claims are located on federal lands and are subject to annual maintenance fees payable to the United States Bureau of Land Management, which are now, and will continued to be, paid by Newmont for the term of Newmont Agreement (see the section *Newmont Gold "Sundance" Venture"* below).

Eden Lake Property
On October 30, 2009, the Company acquired 100% of the Eden Lake rare earth elements project from VMS Ventures Inc. for a payment of 300,000 common shares.

The underlying owner Strider Resources Limited retains a 3% NSR royalty with the Company having the right to buy 50% of NSR at anytime for $1.5 million CDN.

Finders' fees of 20,000 common shares were issued to two parties for this acquisition. The common shares issued on the acquisition have trading restrictions over an 18-month period.

On December 1, 2009, the Company signed a letter of intent with Medallion Resources Ltd. ("Medallion") to grant Medallion an option to earn a 65% interest in a joint venture to explore and develop the property. The terms of the agreement require Medallion to pay a total $1,450,000 CDN in cash, issue an aggregate of 1,800,000 shares and complete $2,250,000 CDN in the property exploration work commitment expenditures over a five-year period.

Medallion will be the operator of the exploration program during the option period.

In December, 2009, Medallion completed a helicopter-borne high-intensity electromagnetic geophysical survey flown over the Eden Lake rare-earth-element (REE) property and in February, 2010 they received the basic data and initial interpretation of it.

Nuiklavik property
On November 12, 2009, the Company entered into letter of intent, and on January 6, 2010 signed a purchase and sale agreement with Altius Resources Inc. (a wholly owned subsidiary of Altius Minerals Corp.)("Altius"), to acquire a 100% interest in 790 mineral claims located in central Labrador for a payment of 200,000 shares of the Company issued subsequent to December 31, 2009.

Altius will retain a total Gross Overriding Royalty of 2% on the property, of which the Company may purchase 50% at any time for $2,500,000 CDN. The Company plans to find a partner to explore the Nuiklavik property.

RARE ELEMENT RESOURCES LTD.
<u>MANAGEMENT DISCUSSION AND ANALYSIS</u>
FOR THE SIX MONTHS ENDED DECEMBER 31, 2009
<u>**Containing information up to, and including February 16, 2010**</u>

Exploration expenditures on resource properties:

	Balance June 30, 2008	Expenditures for the year	Balance June 30, 2009	Expenditures for the period	Balance December 31, 2009
Bear Lodge Property					
Property acquisition costs	$ 17,721	$ 23,000	$ 40,721	$ -	$ 40,721
Staking	17,949	-	17,949	-	17,949
Exploration expenditures					
Assays	13,374	16,573	29,947	102,105	132,052
Assessments and taxes	20,104	-	20,104	-	20,104
Camp	-	-	-	21,514	21,514
Drilling	459,960	274,712	734,672	925,266	1,659,938
Engineering consulting	-	-	-	70,299	70,299
Environmental costs	-	-	-	5,636	5,636
Geochemistry	-	-	-	33,272	33,272
Geological consulting	227,482	211,277	438,759	278,042	716,801
Geophysical	300	-	300	-	300
Metallurgical testing	93,530	61,500	155,030	176,635	331,665
Overhead expenses	10,839	2,685	13,524	9,241	22,765
Resource estimation	-	-	-	5,401	5,401
Survey	34,338	-	34,338	6,187	40,525
Travel expenses	24,018	400	24,418	12,841	37,259
Wages	99,734	-	99,734	-	99,734
Total exploration expenditures on Bear Lodge property	1,019,349	590,147	1,609,496	1,646,439	3,255,935
Eden Lake Property					
Property acquisition costs	-	-	-	1,007,251	1,007,251
Total exploration expenditures on Eden Lake property	-	-	-	1,007,251	1,007,251
TOTAL EXPENDITURES	$ 1,019,349	$ 590,147	$ 1,609,496	$ 2,653,690	$ 4,263,186

The Company completed an impairment analysis as at September 30, 2009 which considered the indicators of impairment in accordance with Section 3063, "*Impairment of Long-lived Assets*" as well as EIC-126, "*Accounting by Exploration Companies for Exploration Costs*" and AcG-11, "*Enterprises in the Development Stage*".

Management concluded that no impairment charge was required because:
- there have been no significant changes in the legal factors or climate that affects the value of the property;
- all property rights remain in good standing;
- there have been no significant changes in the projections for the property;
- exploration results continue to be positive and the rare-earth-element ("REE") resource was recently increased;
- the Company intends to continue its exploration and development plans on its property; and
- Sundance project funding for gold exploration continues to be provided by its partner.

27

RARE ELEMENT RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2009
Containing information up to, and including February 16, 2010

Rare-earth Exploration

The Bear Lodge Project contains widespread indications of rare-earth elements ("REE") and precious metals. REE are primarily used in hybrid-electric-vehicles (HEV), which contain REE-bearing nickel-metal-hydride (Ni-MH) batteries and REE "super" magnets within electrical motors and generators; REE are also used in computers, cellular telephones, TV screens, wind turbines, fuel cells, magnetic refrigeration technologies, phosphors, catalysts and numerous other modern specialty technologies.

The mineral claims that comprise the Bear Lodge Project have been explored for REE, as well as precious metals and base metals, by a number of major mining companies during various periods over the past 50 years. These various exploration campaigns have identified a number of REE and precious metals indications that the Company believes warrant further exploration and evaluation.

The Company began exploration of the Bear Lodge Project properties in late 2004, focusing on the same target area previously identified by Hecla Mining Company ("Hecla") from 1987 through 1991. Twelve core holes drilled by the Company, averaging over 1,000 feet per hole, were drilled from 2004 through 2008, ten of which were targeted on the previously known REE-bearing carbonatite dikes, and oxidized equivalents, in the Bull Hill Southwest area; one hole was drilled in the Bull Hill Northwest target; and one hole to the west tested an induced polarization anomaly for REE and gold. Nine of the twelve holes intercepted significant REE intervals and, combined, confirmed and expanded the Bull Hill Southwest mineralized zone.

During the fall of 2008, the Company performed an exploration program, which featured drilling four core holes, three of which were targeted to confirm and expand the historical REE mineralization of the Bull Hill Southwest target and provide samples for continuing metallurgical work. The fourth hole was drilled to test the REE mineralized zone to the northwest, to search for a carbonatite plug, and to test a potential gold target. Highlights of the drill program include relatively thick REE intercepts in three holes and higher grades in drill holes RES 08-1 and 08-3. These results assisted the Company in completing its first NI 43-101 independent resource report. Metallurgical testing is continuing with samples from these drill holes with a goal to determine a commercial method of recovering the REE.

The REE mineralization encountered in three of the four drill holes is primarily contained within the near-surface oxidized equivalents (FMR) of carbonatite dikes that intrude a body of heterolithic intrusive breccia along the southwest flank of Bull Hill, within the Bear Lodge alkaline-igneous complex. The Bear Lodge project contains predominantly the "light" REE (lanthanum, cerium, praseodymium, neodymium, samarium, europium, and gadolinium), and in particular the first five of these. Assays from the REE-mineralized sections of the holes can be found in the Company's February 4, 2009 news release.

REE metallurgical testing during 2008 made significant strides forward and additional work is in process Beneficiation tests were successful on oxidized samples and processes are being established to determine the feasibility of producing commercial REE products. On July 15, 2009, the Company announced the encouraging rare-earth metallurgical test results on the oxide material, resulting in a range of recoveries and pre-concentrate grades, from 70% recovery with a grade 14.25% rare-earth oxide ("REO") (-500 mesh), to 90% recovery with a concentrate grade of 9.2% REO (-100 mesh). A grade of 14.25% represents better than a three-fold concentration of the REE. More testing is planned to create a concentrate with higher grades and less of the gangue minerals, prior to leaching of the REE minerals.

RARE ELEMENT RESOURCES LTD.
<u>MANAGEMENT DISCUSSION AND ANALYSIS</u>
FOR THE SIX MONTHS ENDED DECEMBER 31, 2009
Containing information up to, and including February 16, 2010

In March 2009, the Company announced the results of a new National Instrument 43-101-compliant inferred mineral resource estimate of REE contained in the Bull Hill Southwest deposit of 9.83 million tons averaging 4.07% REO, or approximately 800 million pounds of REO. The new resource estimate is derived from a REE database that includes twelve drill holes completed by the Company since 2004 for a total of 13,326 feet, plus sixteen drill holes completed by other companies prior to 2004, for which data is available. Approximately 34% of the inferred mineral resource lies within 100 feet of a drill hole and 69% of the inferred mineral resource is within 200 feet of a drill hole. The new inferred mineral resource estimate focuses only on the dike sets in the Bull Hill Southwest target area, and there is significant additional potential for expansion of the Bull Hill Southwest resource and for definition of REE resources in other areas. Ore Reserves Engineering ("ORE") of Lakewood, Colorado, provided the Independent Qualified Person responsible for the mineral resource estimate and the Technical Report.

The results of the mineral resource estimate by ORE are summarized at a range of cutoff grades for each of the oxide, transitional/mixed, and sulfide/unoxidized zones, as follows:

Table 1 Inferred Mineral Resource at Various Cut-Off Grades (%REO)

Cutoff Grade[1,3]	Oxide		Transitional		Sulfide		Total	
	Tons	Grade[1]	Tons	Grade[1]	Tons	Grade[1]	Tons	Grade[1]
1.0	5,350,000	3.83	1,420,000	3.84	4,990,000	3.27	11,770,000	3.60
1.5 [3]	**4,560,000**	**4.29**	**1,140,000**	**4.50**	**4,120,000**	**3.71**	**9,830,000**	**4.07**
2.0	3,830,000	4.78	840,000	5.54	3,250,000	4.27	7,910,000	4.65
2.5	3,390,000	5.10	760,000	5.84	2,810,000	4.58	6,970,000	4.97
3.0	2,490,000	5.96	670,000	6.26	2,330,000	4.97	5,500,000	5.58
3.5	2,190,000	6.35	610,000	6.60	1,980,000	5.28	4,770,000	5.94
4.0	1,880,000	6.78	480,000	7.36	1,350,000	5.95	3,710,000	6.55
4.5	1,600,000	7.22	440,000	7.65	1,160,000	6.22	3,200,000	6.92
5.0	1,370,000	7.63	360,000	8.30	860,000	6.72	2,580,000	7.42

1. *REO (rare-earth oxides) include CeO_2, La_2O_3, Nd_2O_3, Pr_6O_{11}, and Sm_2O_3, listed in relative order of decreasing abundance in the deposit, plus minor quantities of other REO.*

2. *The resource estimate is classified as Inferred Mineral Resources as defined by CIM and referenced in NI 43-101. A Technical Report with the estimate was filed on SEDAR on April 14, 2009.*

3. *ORE considers a range of 1.0 to 2.5 per cent REO cut-off grade to be reasonable in preliminary estimation of potentially economic resources. A cutoff grade of 1.5% REO has been selected as the base case.*

Resources were estimated using nearest-neighbor assignment. Drill holes were composited to nominal 10-foot intervals for estimation, and grades were not capped. Grades were assigned using a rectangular projection of 300 X 300 X 10 feet, where the longer distance is parallel to the carbonatite/ FMR dike orientation. The resource model blocks are 10 X 10 X 10-foot cubes. Based on current REO prices, the cutoff grade of 1.5% REO was selected near the mid-point of a range of likely cost scenarios.

RARE ELEMENT RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2009
Containing information up to, and including February 16, 2010

Geology & Mineralization:

REE mineralization occurs in the north-central core of the Bear Lodge alkaline-igneous complex located in northeastern Wyoming. Virtually all of the significant REE occurrences in the Bear Lodge district are controlled by Rare Element Resources' lode claims. Rare-earth mineralized bodies within the Bull Hill area of the district include well-defined, near-surface FMR (iron oxide-manganese oxide-REE) dikes and veins and deeper sulfide-bearing carbonatite (a high-carbonate igneous rock) dikes and veins, with a transitional or mixed zone (oxide + sulfide) in between. The Bull Hill Southwest target is comprised of an FMR-carbonatite dike swarm that strikes northwesterly and dips steeply to the southwest. The dike swarm intrudes heterolithic intrusive breccia of the Bull Hill diatreme. FMR dikes and veins are interpreted to be intensely oxidized and leached equivalents of the carbonatite bodies that are strongly weathered from the surface to depths of about 300-500 feet and moderately weathered for another 100 feet or so. Carbonatite dikes at depth are interpreted to transition toward the surface into FMR bodies and range in size from veinlets to large dikes exceeding 100 feet in width. The Bull Hill Southwest deposit consists of several dike sets in the swarm that is spread across a zone several hundred feet in width. The dikes appear to pinch and swell in both strike and dip directions, and they can be traced in drill holes up to 1000 feet along strike and 1000 feet down dip. Some of the dikes are cut off to the southwest and at depth by a north-northwest-trending, east-dipping fault that is generally coincident with a valley floor. A number of widely dispersed gold occurrences are distributed peripherally to the Bull Hill REE mineralization.

The Company considers the geologic modeling and mineral resource estimation results encouraging for the following reasons:

- Significantly greater tonnage and slightly higher REO grades compare favorably to the prior historical resource estimate.

- The Bull Hill Southwest deposit shows good lateral and vertical continuity of grades within the dike sets.

- The REE mineralization that constitutes the mineral resource is open for expansion toward the surface, at depth, to the southeast, and to the southwest of the fault; and the Company believes that there is room for the mineral resource tonnage to increase significantly.

- Historical drilling identifies other Bull Hill area targets, some possibly with higher grade REE mineralization, including Bull Hill Northwest, Whitetail Ridge, Bull Hill Southeast extension, a fault offset of the Bull Hill SW deposit, and a conceptual deep carbonatite plug. These targets have yet to be followed up with a systematic drill program.

The new mineral resource estimate confirms that potentially economic mineral resources are present, and justifies further technical work, including metallurgical testing and drilling. Considerable in-fill definition drilling will be required to increase the confidence level and upgrade the inferred mineral resources to the indicated category. Step-out drilling has potential to expand the mineral resource and define the boundaries of the mineralization.

Cutoff Grade & Metallurgy:

The mineral resource size is sensitive to an assumed cut-off grade, which is, in turn, very sensitive to metallurgical operating costs. The Company is steadily advancing its REE metallurgical studies at Mountain States Research & Development International under the direction of Dr. Roshan Bhappu, P.E., with the objective of developing a cost-efficient and effective metallurgical flowsheet. A metallurgical testing program is being conducted during 2009 on the mineralized core samples collected during 2008 (see news release February 4, 2009).

Mineral Resources are not Reserves:

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for minability, selectivity, mining loss and dilution. These mineral resource estimates are inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to measured and indicated mineral resource categories through further drilling, or into mineral reserves once economic considerations are applied.

Quality Assurance / Quality Control:

The mineral resource estimate was completed by Mr. Alan C. Noble, P.E., principal engineer of Ore Reserves Engineering, and is based on geological interpretations supplied by the Company to ORE and subsequently modified by ORE. Mr. Noble is an independent qualified person for the purposes of National Instrument 43-101 standards of disclosure for mineral projects of the Canadian Securities Administrators.

The Rare Element Resources' field programs were carried out under the supervision of Dr. James G. Clark, L.Geo, the Company's Vice President of Exploration and a qualified person for the purposes of National Instrument 43-101 standards of disclosure for mineral projects of the Canadian Securities Administrators. He was also a senior geologist and, subsequently, exploration supervisor for Hecla Mining Company during that company's exploration of Bull Hill and the Bear Lodge district during the late 1980's and early 1990's. A detailed QA/QC program was implemented for the 2007 through 2009 drill programs. In 2009, a consulting geochemist, Dr. Jeffrey Jaacks, was retained to upgrade the QA/QC program with a complete set of low-grade and high-grade standards. Dr. Clark and Dr. Jaacks have verified the sampling procedures and QA/QC data delivered to ORE and is of the opinion that the data are of good quality and suitable for use in the resource estimate.

A full table of significant drill results from the Company's 2004-2009 exploration programs and maps and sections detailing the drill-hole locations are available at: http://www.rareelementresources.com

The Company's comprehensive NI 43-101 compliant Technical Report, incorporating descriptions of all the exploration work and metallurgical testing completed by the Company since the initial exploration NI 43-101-compliant report was issued in 2002, was filed on April 15, 2009. The report also includes recommendations for additional exploration work to expand the REE mineral resource and the metallurgical testing program currently in process.

RARE ELEMENT RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2009
Containing information up to, and including February 16, 2010

During the late summer and fall of 2009, Rare Element drilled twenty two core holes, but two of them were incomplete due to inclement weather and will be finished in 2010. Fifteen holes were targeted to confirm and expand the resource area of the Bull Hill Southwest deposit and provide samples for continuing metallurgical work. Five holes were drilled to test the REE mineralized zone to the northwest, named the Bull Hill Northwest target, but assay results have not been received. Highlights of the Bull Hill Southwest drill program include relatively thick intercepts of REE mineralization in all fifteen holes and higher grades in five drill holes RES 09-3, 09-3A, 09-6, 09-17 and 09-18. These results will be used by the Company in completing an updated NI 43-101 independent mineral resource report scheduled for completion in the spring of 2010. Metallurgical testing will continue with samples from these drill holes with a goal to determine a commercial method of recovering the REE. The REE mineralization encountered in all fifteen holes of the Bull Hill Southwest deposit is primarily contained within the near-surface oxidized equivalents (FMR) of carbonatite dikes that intrude a body of heterolithic intrusive breccia along the southwest flank of Bull Hill.

The five-drill holes that tested the Bull Hill Northwest target, located about 300 meters (1,000 ft) northerly from the Bull Hill Southwest target were drilled as offsets to historical Hecla drill-hole WP-2. Angle hole WP-2 intercepted nearly 56 m (186 ft) of near-surface, high-grade REE mineralization. Several closely spaced holes were drilled to determine and test the orientation and continuity of the mineralization. Assays for these holes are pending.

All of the holes in the 2009 program were designed to offset known mineralization. One of the target concepts that was not tested is a large REE-mineralized carbonatite plug hypothesized to occur at depth southwest of the Bull Hill diatreme. The Company's geologists recognize the similarities of the Bear Lodge REE-bearing carbonatites with the large Mountain Pass rare-earths deposit in California and will be exploring for an analogous large system. Approximately 5,000 m (16,500 ft) of drilling has been planned for the total 2009 program. The Company has engaged the services of some of the top technical professionals in their fields of expertise to conduct a preliminary economic assessment (scoping study) of the rare-earth-element development potential of the Company's Bull Hill Southwest rare-earths deposit.

On October 13, 2009, the Company announced the identification of an additional REE target area approximately 1,500 feet northwest of the Bull Hill Southwest deposit at the Bear Lodge project. The Company designates this area as the Whitetail Ridge rare-earths exploration target, and it is being prepared for possible drilling in 2010.

In December, 2009, the Company received assays for the first 5 holes from the 2009 REE drilling program. In February, 2010, the Company received assays from a further 10 holes of this 20 hole program. Both of these sets of results were encouraging and the news releases can be viewed at www.rareelementresources.com.

Further information can be found in past news releases posted on the Company's Sedar website (www.sedar.com).

During the six months ended December 31, 2009, the Company incurred $1,646,439 in exploration expenditures on the Bear Lodge property. As of December 31, 2009, the Company had incurred a total of $3,255,935 (June 30, 2009 - $1,609,496) on exploration work at Bear Lodge.

RARE ELEMENT RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2009
Containing information up to, and including February 16, 2010

Newmont Gold "Sundance" Venture

On June 1, 2006, the Company's wholly owned subsidiary, Paso Rico (USA), Inc. and Newmont signed an agreement to establish a gold exploration venture on the Company's Bear Lodge, Wyoming property ("Venture"). Newmont has the right to earn a 65% participating interest in the Bear Lodge property, excluding any rights to the REE and uranium, but including rights to gold and other metals if Newmont spends $5 million on property exploration by June 1, 2011. However there is no certainty that Newmont will continue with its exploration to vest a 65% interest in the property.

Newmont also has the right to earn an additional 15% participating interest by completing a positive feasibility study. If the Company's interest is reduced below 20% for any reason, the Company shall have a financing option by which it may elect for Newmont to carry the Company's share of Venture expenditures, without further dilution to the Company, until commencement of mining on the property. The funds advanced by Newmont under the financing option, plus interest at LIBOR plus 3%, shall be recouped from 90% of the Company's portion of any products or distributions from the Venture.

Newmont had staked an additional 116 Federal lode mineral claims and included them as part of the Venture's property. The total Venture area of interest consists of approximately nine square miles, mostly located in the north portion of the Bear Lodge Mountains. Newmont is the operator of the Venture's gold-exploration program. The Company continues to advance its REE exploration program; however, if the two exploration programs conflict, the Venture, under Newmont, may operate both programs.

In October 2008, the Company announces that the Venture has completed additional geologic mapping, geochemical sampling, and an expanded induced polarization (IP) survey. The Newmont exploration team has made substantial progress in the 2008 program including movement toward gaining exploration permits for a larger drilling program on the property. Using a combination of the new geological, geochemical, and geophysical data, the exploration targets have been enhanced and better defined. Exploration data is being compiled and detailed plans are being formulated for the 2009 exploration program.

Exploration work for 2009 was designed to build on the successful 2006-08 exploration programs and to test the best targets within the Sundance project area. Twenty seven drill holes had been completed by Newmont on joint venture ground in 2006-08, and the permit for the Environmental Assessment and Plan of Operation was granted in July 2009, enabling Newmont to commence its drilling program of up to 200 acres of disturbance commencing in July, 2009.

Interpretation of the mapping, sampling, drilling, and geophysical survey results to date has prompted an increasing focus on structural zones through the Taylor, Carbon and Smith targets.

A renewed emphasis on finding high-grade gold mineralization within the Sundance property prompted a review of historical drill holes having better grade mineralization. Higher grade, near surface gold mineralization provides the basis for a comparison of potential deeper high-grade veins at Sundance with those of the Cripple Creek system, which had produced nearly 20 million ounces of gold from deep high-grade veins.

The Company reported that the initial column leach test results for recovery of gold, which may be indicative of potential production recoveries, have yielded 78.4 percent recovery at -3/4 inch crush size, 80.5 percent at -10 mesh (sand size), and 87.9 percent at -200 mesh (fine powder). These tests

RARE ELEMENT RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2009
Containing information up to, and including February 16, 2010

successfully provide the first indication of how the Sundance gold mineralization might respond to leaching processes. They also provide a basis for fine tuning the leach methodology to optimize the economic extraction of gold. For the further information, see May 29, 2008 news release.

Eighteen drill holes were completed by Newmont in the summer months of 2009, with completion of the drilling in September, and the assay results were reported in a news release date December 3, 2009. The results are available at www.rareelementresources.com. While the Company believes that these results are encouraging, Newmont did not continue its gold drilling program any further in 2009.

As of June 30, 2009, Newmont's exploration expenditures on the joint venture property are approximately $2.107 million. These expenditures were approximately $2.7 million as of December 31, 2009. Newmont is required to spend a total of $3.5 million by June 1, 2010. Newmont must spend the remaining amount so that the total expenditures are $5 million by June 1, 2011.

Compliance with NI43-101
Technical disclosure in this MD&A ("Technical Information") was prepared by or under the supervision of Donald Ranta, PhD, PGeo, a qualified person (a "Qualified Person") as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators ("NI 43-101"). For readers to fully understand the Technical Information in this MD&A, they should read the Technical Report entitled "Technical Report on the Mineral Resources of the Bear Lodge Rare-Earths Projects" (available on www.sedar.com) in its entirety, including all qualifications, assumptions and exclusions that relate to the information set out in this document which qualifies the Technical Information. Readers are advised that mineral resources that are not mineral reserves do not have demonstrated economic viability. The Technical Information in this MD&A and the referenced Technical Report are each intended to be read as a whole, and sections should not be read or relied upon out of context. The Technical Information is subject to the assumptions and qualifications contained in this MD&A and the referenced Technical Report. Alan Noble is the Independent Qualified Person with respect to the mineral resource estimation summarized in this MD&A and is the primary author of the Technical Report.

Alan Noble is the Independent Qualified Person with respect to the mineral resource estimation summarized in this MD&A and is the primary author of the Technical Report.

The Company maintains a website at www.rareelementresources.com.

Summary of Quarterly Results

Expressed In $	Dec 09 Quarter	Sep 09 Quarter	June 09 Quarter	Mar 09 Quarter	Dec 08 Quarter	Sep 08 Quarter	June 08 Quarter	Mar 08 Quarter
Total Revenue	**8,657**	8,970	9,725	6,912	**7,041**	8,898	5,195	17,178
Income (Loss)	**(266,323)**	(225,478)	(284,543)	(263,166)	**(448,962)**	(257,516)	(191,469)	(398,964)
Earnings (Loss) Per Share	**(0.01)**	(0.01)	(0.01)	(0.01)	**(0.02)**	(0.01)	(0.01)	(0.02)
Total Assets	**9,559,716**	8,707,704	4,034,219	2,640,145	**2,826,269**	3,272,127	3,394,225	3,501,377
Total Long-term Liabilities	**Nil**	Nil	Nil	Nil	**Nil**	Nil	Nil	Nil
Cash Dividends Declared	**Nil**	Nil	Nil	Nil	**Nil**	Nil	Nil	Nil

RARE ELEMENT RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2009
Containing information up to, and including February 16, 2010

Results of Operations for the three months ended December 31, 2009 compared to the three months ended December 31, 2008

The net loss for the second quarter of fiscal 2010 totaled $266,323 compared to loss of $448,962 in the same period of fiscal 2009, a decrease of $182,639. The basic and diluted losses per share were $0.01 for the three months ended December 31, 2009 and $0.02 for the same period in 2008.

Interest income totaled $8,657 (2008 - $7,041) for the three months ended December 31, 2009 as a result of interest earned on the funds that the Company held in financial institutions. During the three months ended December 31, 2009, the Company recognized a gain on foreign exchange of $147,095 (2008 – foreign exchange loss of $256,055) as the Company held the majority of its cash in Canadian dollars until such time as payment (in US$) is required. The change in the foreign exchange amount from period to period accounts for almost all of the change in the expenses.

Excluding the non-cash stock-based compensation expenses of $81,684 in fiscal 2010 and $57,580 in fiscal 2009, amortization expenses of $1,082 in fiscal 2010 and $759 in fiscal 2009, and the foreign exchange gains (losses), total general and administrative costs were $339,309 for the three months ended December 31, 2009 and $141,609 for the comparable period, an increase of $197,700. The increase was mostly due to: (a) investor relations and shareholders' communication increased by $22,236 and corporate development expenses increased by $21,018 because the Company was actively keeping the shareholders and potential investors informed about the Company's progress; (b) accounting and administration fees were increased by $20,937 as a result of the Company acquiring a new mineral property and filing Form 20F; (c) management fees increased by $46,281 and consulting fees increased by $14,897 due to bonuses paid to two officers of the Company.

Results of Operations for the six months ended December 31, 2009 compared to the six months ended December 31, 2008

The net loss for the six months ended December 31, 2009 totaled $491,801 compared to $706,478 in the same period in 2008. The basic and diluted losses per share were $0.02 for the six months ended December 31, 2009 and $0.03 for the same period in 2008.

Interest income totaled $17,627 for the six months ended December 31, 2009 as a result of interest earned on the funds that the Company held (2008 - $15,938). During the six months ended December 31, 2009, the Company recognized a foreign exchange gain of $273,741 (2008 – foreign exchange loss of $309,455) as the Company held the majority of its cash in Canadian dollars until such time as payment (in US$) is required. The change in the foreign exchange amount from period to period accounts for almost all of the change in the expenses.

Excluding the non-cash stock-based compensation expenses of $194,354 in 2009 and $139,397 in 2008, amortization expenses of $2,017 in 2009 and $1,564 in 2008, and the foreign exchange gains (losses), total general and administrative costs were $586,798 for the six months ended December 31, 2009 and $272,000 for the comparable period, an increase of $314,798. The increase was mostly due to: (a) investor relations and shareholders' communication increased by $43,306 and corporate development expenses increased by $77,976 because the Company was actively keeping the shareholders and potential investors informed about the Company's progress; (b) accounting and administration fees were increased by $38,219 as a result of the Company closing two financings in the first quarter of fiscal 2010, filing Form 20F and acquiring a new mineral property; (c) management fees increased by $59,603 and consulting fees increased by $14,897 due to bonuses paid to two officers of the Company.

RARE ELEMENT RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2009
Containing information up to, and including February 16, 2010

Liquidity

The Company's working capital as at December 31, 2009 was $4,946,190 (June 30, 2009 - $2,345,857). As at December 31, 2009, cash totaled $5,112,032, an increase of $2,777,887 from $2,334,145 as at June 30, 2009. The increase of working capital and cash was due to the funds received pursuant to the closing of two non-brokered private placements for net gross proceeds of $4,405,361 ($1,800,000 CDN and $3,000,000 CDN) and $281,926 on the exercise of options and warrants. These cash inflows were offset with the cash used in exploration activities of $1,524,406, $100,000 deposited in a reclamation bond, $45,085 used on acquisition of exploration equipment, and $239,909 used in operating activities.

The Company is well positioned to sustain itself in the longer term despite the current stock market volatility because of two main reasons: (1) It has maintained a very cost effective overhead model; and (2) Newmont still has approximately $2.2 million in expenditures to be made on exploration at Sundance to earn a 65% interest in the project, however, there is no certainty that Newmont will continue with the project. These factors allow for the Company to keep costs low, to moderate the amount of work done that it has to pay for, and to react quickly and be selective in accepting any further offers of financing. With a total of 29,496,236 common shares currently outstanding and its strong working capital position, the Company is well positioned to last beyond fiscal 2010 without raising additional capital.

Capital Resources

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	No. of Common Shares Issued & outstanding	Share Capital Amount
June 30, 2009	26,264,736	$ 7,841,832
December 31, 2009	29,241,736	$12,294,650
February 16, 2010	29,496,236	$12,323,525

As at December 31, 2009, the Company had 2,596,000 stock options outstanding with exercise prices ranging from $0.55 CDN to $4.49 CDN expiring from April 28, 2011 to October 2, 2014. During the six months ended December 31, 2009, a total of 432,000 stock options were exercised at prices ranging from $0.55 CDN to $1.15 CDN for gross proceeds of $258,723. A fair value of $203,797 was recognized on these exercised options. Subsequently, 50,000 options were exercised at $0.55 CDN for gross proceeds of $27,500 CDN. If all the remaining outstanding options were exercised, the Company's available cash would increase by $2,227,030 CDN.

As at December 31, 2009, the Company had 2,575,000 warrants outstanding with exercise prices ranging from $1.00 CDN to $4.25 CDN expiring from November 27, 2010 to March 21, 2011. During the six months ended December 31, 2009, a total of 25,000 warrants were exercised at $1.00 CDN for gross proceeds of $23,203. A fair value of $7,580 was recognized on these exercised warrants. Subsequently, 4,500 warrants were exercised at $2.10 CDN for gross proceeds of $9,450 CDN. If all the outstanding warrants were exercised, the Company's available cash would increase by $6,475,550 CDN.

Contributed surplus was $866,603 as at December 31, 2009 (June 30, 2009 - $876,046). The decrease in contributed surplus represents the fair value of the stock options vested is less than the fair value of the stock options exercised during the period.

The deficit totaled $5,869,363 as at December 31, 2009 (June 30, 2009 - $5,377,562). The increase is the result of the net loss of $491,801 for the six months ended December 31, 2009.

Potential environmental contingency

The Company's mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The ultimate amount of reclamation and other future site restoration costs to be incurred for existing mining interests is uncertain.

Transactions with Related Parties

During the six months ended December 31, 2009:

a) $111,863 (2008 - $52,260) was charged for management fees by an officer and director and bonus paid to an officer of the Company. As at December 31, 2009, $Nil (June 30, 2009 - $Nil) was owed to the officer.

b) $92,812 (2008 - $53,326) was charged by a private company controlled by a director and officer of the Company for accounting, management fees and rent. As at December 31, 2009, $13,762 (June 30, 2009 - $9,769) was owed to this private company.

Related party transactions are measured at the fair value amount as determined by management. The amounts owed bear no interest and are unsecured with no repayment terms.

Subsequent Events

a) Subsequently, 50,000 options were exercised for gross proceeds of $27,500 CDN and 4,500 warrants were exercised for gross proceeds of $9,450 CDN.

b) On January 12, 2010, the Company issued 200,000 shares at a fair value of $746,000 CDN on acquisition of Nuiklavik property.

New accounting pronouncements

The CICA has issued new standards which may affect the financial disclosures and results of operations of the Company. The Company will adopt the requirements on the date specified in each respective section and is considering the impact this will have on the consolidated financial statements.

a) Business combinations, consolidated financial statements and non-controlling interests

CICA sections 1582, 1601 and 1602 replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141(R), Business Combinations and No. 160 Non-controlling Interests in Consolidated Financial Statements.

CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

b) Impaired loans
In August 2009, the CICA amended Section 3025, Impaired loans. This Section has been amended to conform the definition of a loan to that in amended Section 3855 and to include held-to-maturity investments within the scope of this section. These amendments apply to annual financial statements relating to fiscal years beginning on or after November 1, 2008. This standard is not expected to have an impact on the Company's financial position or results of operations.

c) Comprehensive revaluation of assets and liabilities
In August 2009, the CICA amended Section 1625, Comprehensive revaluation of assets and liabilities. This section has been amended as a result of issuing Business combinations, Section 1582, Consolidated financial statements, Section 1601, and Non-controlling interests, Section 1602, in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. If the Company adopts this section for a fiscal year beginning before January 1, 2011, it also adopts Section 1582. The adoption of this standard is not expected to have a material impact on the Company's results of operations or its financial position.

d) Equity
In August 2009, as a result of issuing Section 1602, Non-Controlling Interests, the CICA amended Section 3251, Equity. The amendments apply only to entities that have adopted Section 1602.

e) Financial instruments-recognition and measurement
In August 2009, the CICA amended Section 3855, Financial Instruments-Recognition and Measurement. This section has been amended to add guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category. These amendments apply to reclassifications made on or after July 1, 2009. Earlier adoption is permitted. Also, this section has been amended to:
- change the categories into which a debt instrument is required or permitted to be classified;
- change the impairment model for held-to-maturity financial assets to the incurred credit loss model of Impaired loans, Section 3025; and
- require reversal of previously recognized impairment losses on available-for sale financial assets in specified circumstances.

These amendments apply to annual financial statements relating to fiscal years beginning on or after November 1, 2008. This standard is not expected to have a material impact on the Company's financial condition or operation results.

Internal Controls Over Financial Reporting

Changes in Internal Control Over Financial Reporting ("ICFR")

No changes occurred in the current period of the Company's ICFR that have materially affected, or are reasonably likely to materially affect, the Company's ICFR.

RARE ELEMENT RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2009
Containing information up to, and including February 16, 2010

Risks and Uncertainties

The Company's financial success will be dependent upon the extent to which it can discover mineralization or acquire mineral properties and the economic viability of exploring its properties.

The Company competes with many companies possessing greater financial resources and technical facilities than itself. The market price of minerals and/or metals is volatile and cannot be controlled. There is no assurance that the Company's mineral-exploration activities will be successful. The development of mineral resources involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The exploration of mineral resources on federal lands in the United States is subject to a comprehensive review, approval and permitting process that involved various federal, state and local agencies. There can be no assurance given that the required approvals and permits for a mining project, if technically and economically warranted, on the Company's claims can be obtained in a timely or cost-effective manner. The US Congress may enact a law requiring royalties on minerals produced from federal lands, including unpatented claims.

All of the Company's short- to medium-term operating and exploration cash flow must be derived from external financing. Actual funding may vary from what is planned due to a number of factors including the progress of exploration on its current properties. Should changes in equity-market conditions prevent the Company from obtaining additional external financing, the Company will need to review its exploration-property holdings to prioritize project expenditures based on funding availability.

The Company competes with larger and better-financed companies for exploration personnel, contractors and equipment. Increased exploration activity has increased demand for equipment and services. There can be no assurance that the Company can obtain required equipment and services in a timely or cost-effective manner.
The Company's operations in the United States and financing activities in Canada make it subject to foreign-currency fluctuations and such fluctuations may materially affect its financial position and results.

International Financial Reporting Standards

On February 13, 2008, the Canadian Accounting Standards Board ("AcSB") confirmed the mandatory changeover date to International Financial Reporting Standards ("IFRS") for Canadian profit-oriented publicly accountable entities ("PAE's") such as the Company. The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements commencing on or after January 1, 2011. For PAE's with a June 30 year-end, the first unaudited interim financial statements under IFRS will be the quarter ending September 30, 2011, with comparative financial information for the quarter ended September 30, 2010. The first audited annual financial statements will be for the year ending June 30, 2012, with comparative financial information for the year ended June 30, 2011. This also means that all the opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the June 30, 2010 opening balance sheet which will be issued as part of the comparative financial information in the September 30, 2011 unaudited interim financial statements.

RARE ELEMENT RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2009
Containing information up to, and including February 16, 2010

The Company intends to adopt these requirements as set out by the AcSB and other regulatory bodies. At this time, the impact of adopting IFRS cannot be reasonably quantified. Nonetheless, the Company has identified several areas relating to IFRS that could materially affect the Company:

a) Impairment
    Upon conversion to IFRS, an assessment of whether there is any impairment to mineral properties will have to be made.

b) Mineral resources
    At present, the issue of capitalizing exploration expenditures under GAAP appears to be acceptable under IFRS.

c) Business combinations
    The effect of IFRS on the Company's present business combination is minimal because the first-time adoption of IFRS has exemptions allowing the new accounting policies on the business combinations be applied prospectively.

d) Foreign currency
    The adoption of IFRS will involve the identification of a functional currency. The effect of IFRS on the Company's foreign currency is minimal because the Company's functional currency and reporting currency will stay in the US Dollar with Canadian operations translated into US Dollars. Therefore, the adoption of IFRS should have a minimal impact on the foreign currency translation. In addition, an exemption is allowed whereby any cumulative translation differences prior to transition date will be deemed to be zero.

e) Income taxes
    Although there are many areas where GAAP is similar to IFRS, there are differences as well, such as the differentiation between deferred tax assets and deferred tax liabilities; and whether deferred tax is to be charged to the income statement, equity or goodwill.

The majority of the Company's audit committee is aware of the IFRS conversion and the Company's staff, in conjunction with its CFO, has adequate resources with which to carry out the conversion, as well as to carry on the day-to-day operations of the Company. The Company's staff is taking professional development courses relating to IFRS conversion.

At present, the Company has no contracts, debt covenants, capital requirements or compensation contracts that may be affected by changes to financial reporting because of IFRS.
The actual conversion work will occur in 2009, 2010 and 2011, in anticipation of the preparation of the July 1, 2011 balance sheet that will be required for comparative purposes for all periods ending after June 30, 2011.

Outlook

Following completion of the 2008 REE exploration program on the Bear Lodge Project, the Company announced its resource estimate and completed the NI 43-101 Technical Report was sedar filed on April 14, 2009. The Company is following through with the recommendations in the Technical Report to continue the metallurgical testing and drilling with a goal to expand the REE mineralization encountered at Bull Hill Southwest. Due to variable dike thickness and variable continuity encountered by the Company's drilling along strike and down dip, additional drilling will be necessary to delineate the Bull Hill Southwest mineralization. A 20 hole drill program was completed in the 4th quarter of 2009 and two sets of assays for 15 holes have been announced. These results were encouraging and will be incorporated into the resource database along with the results from the 5 holes for which assays have not yet been received.

The Company plans to update its resource estimate by April, 2010. In addition, a scoping study is underway and this report is planned to be completed by mid 2010. Metallurgical testing is continuing and the results from this work, along with the updated resource estimate will be incorporated into the scoping study.

Other metals occur on the Company's Bear Lodge Property. Previous and current gold exploration has identified numerous geochemical gold anomalies and occurrences in fracture-fault zones and in or near intrusive breccia bodies and has tested a number of targets with widespread drill holes. Based on the approval of a new exploration permit, the Venture conducted an expanded drilling program in 2009. The Company intends to take advantage of the exploration potential for gold and other metals through the option/joint venture Agreement presently in effect with Newmont. The Newmont gold-exploration venture provides the Company with further options to increase the value of the Company and to advance its programs to evaluate both the gold and REE of the Bear Lodge Property.

Forward Looking Statements

Except for statements of historical fact, certain information contained herein constitutes forward-looking statements. Forward looking statements are usually identified by our use of certain terminology, including "will", "believes", "may", "expects", "should", "seeks", "anticipates", "has potential to", or "intends' or by discussions of strategy or intentions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the effectiveness of the Company's business model; future operations, products and services; the impact of regulatory initiatives on the Company's operations; the size of and opportunities related to the market for the Company's products; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance.

Forward-looking statements used in this discussion are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of the Company. If risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

Forward-looking statements included or incorporated by reference in this document include statements with respect to:

- The Company's intent of listing with an exchange in the United States;
- The Company's assumptions and estimates used in its Technical Report filed on April 14, 2009, as well as the potential resource estimates and interpretations from that Technical Report;
- The progress, potential and uncertainties of the Company's 2009 rare-earth drill program, metallurgical testing and Newmont's gold-exploration venture drilling program;
- Expectations regarding the ability to raise capital and to continue its exploration and development plans on its property,
- The Company's future adoption of IFRS; and,
- Plans to complete a scoping study.